SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2008

Report

for the quarter and six months ended 30 June 2008

Group results for the quarter and six months ended 30 June 2008 ….

❖ Significant progress on safety on all fronts continues, including 110 fatality free days achieved.
❖ Gold production at 1.25Moz, 5% higher than prior quarter and 3% above guidance.
❖ Total cash costs at $434/oz, better than guidance and marginally higher than March quarter.
❖ Highly successful execution of rights issue with $1.7bn raised and an exceptional 98% take up from rights holders.
❖ Hedge book commitments reduced by 3.15Moz during the quarter, 3 months ahead of schedule, with commitments down to 6.88Moz.
❖ 1m pounds of uranium contracts cancelled, providing increased exposure to spot uranium prices from 2009.
❖ Following hedge book reductions, adjusted headline loss at $946m. Adjusted headline earnings, normalised for hedge reduction and other once-off items at $50m.
❖ Interim dividend of 50 South African cents per share and 6.7 US cents per share declared for the six months ended 30 June 2008.

		Quarter ended Jun 2008	ended Mar 2008	Six months ended Jun 2008	ended Jun 2007	Quarter ended Jun 2008	ended Mar 2008	Six months ended Jun 2008	ended Jun 2007
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**38,984**	37,210	76,194	83,198	**1,253**	1,196	2,450	2,675
Price received [1]	- R/kg / $/oz	**(44,303)**	183,945	67,390	138,807	**(157)**	755	289	604
Price received normalised for accelerated settlement of non-hedge derivatives[1]	- R/kg / $/oz	**178,796**	183,945	181,303	138,807	**717**	755	736	604
Total cash costs	- R/kg / $/oz	**108,195**	104,461	106,429	76,406	**434**	430	433	333
Total production costs	- R/kg / $/oz	**138,115**	136,200	137,238	99,872	**554**	561	558	435
Financial review									
Gross profit (loss)	- Rm / $m	**787**	(3,359)	(2,573)	2,708	**36**	(77)	(41)	378
Gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts [2]	- Rm / $m	**(6,909)**	2,095	(4,814)	3,520	**(866)**	274	(592)	492
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives [2]	- Rm / $m	**1,726**	2,095	3,821	3,520	**223**	274	497	492
(Loss) profit attributable to equity shareholders	- Rm / $m	**(817)**	(3,812)	(4,630)	933	**(168)**	(142)	(310)	131
Headline (loss) earnings [3]	- Rm / $m	**(1,354)**	(3,880)	(5,234)	930	**(237)**	(151)	(388)	130
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [4]	- Rm / $m	**(7,518)**	813	(6,705)	1,280	**(946)**	105	(842)	179
Capital expenditure	- Rm / $m	**2,357**	1,930	4,287	3,396	**304**	257	561	476
(Loss) profit per ordinary share	- cents/share								
Basic		**(289)**	(1,351)	(1,639)	332	**(59)**	(50)	(110)	47
Diluted		**(289)**	(1,351)	(1,639)	331	**(59)**	(50)	(110)	46
Headline [3]		**(479)**	(1,376)	(1,853)	331	**(84)**	(54)	(137)	46
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [4]	- cents/share	**(2,661)**	288	(2,374)	455	**(335)**	37	(298)	64

Notes:
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note B "Non-GAAP disclosure" for the definition.*
3. *Refer to note 9 "Notes" for the definition.*
4. *Refer to note A "Non-GAAP disclosure".*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.



Operations **at a glance**

for the quarter ended 30 June 2008

	Production		Total cash costs		Gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts [1]	Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m	% Variance [2]
Mponeng	160	21	227	(10)	(75)	65	25
AngloGold Ashanti Brasil Mineração	82	14	323	2	(58)	24	(4)
TauTona	91	23	339	(12)	(58)	20	18
Cripple Creek & Victor J.V.	59	2	301	6	(37)	19	(14)
Siguiri [3]	86	(8)	434	–	(31)	17	(19)
Kopanang	96	7	316	(10)	(73)	12	(37)
Morila [3]	46	15	426	4	(30)	12	9
Sunrise Dam	114	(4)	553	22	(83)	10	(57)
Great Noligwa	96	(10)	432	8	(86)	7	(73)
Iduapriem	46	(2)	493	9	(33)	7	(30)
Sadiola [3]	45	25	408	1	(43)	7	(36)
Serra Grande [3]	22	5	307	6	(11)	6	(14)
Yatela [3]	15	(12)	573	10	(14)	3	(25)
Tau Lekoa	35	–	554	5	(33)	3	–
Savuka	18	29	440	20	(12)	2	(33)
Navachab	16	7	599	22	(8)	–	(100)
Geita	74	16	630	(12)	(66)	(4)	69
Moab Khotsong	28	12	512	(11)	(30)	(5)	(600)
Cerro Vanguardia [3]	27	(4)	870	57	(24)	(6)	(186)
Obuasi	79	(9)	612	18	(72)	(8)	(500)
Other	18	(18)			12	31	72
AngloGold Ashanti	1,253	5	434	1	(866)	223	(19)

[1] Refer to note B "Non-GAAP disclosure" for the definition.

[2] Variance June 2008 quarter on March 2008 quarter – increase (decrease).

[3] Attributable.

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER

The encouraging safety trend from the first quarter continued, with the company recording significant improvements in injury frequency rates. For the first time in its history, the company achieved 110 days without a fatality, with no fatalities recorded during the second quarter. Immediately after the quarter close, however, TauTona experienced a seismic event, resulting in one fatality. While we are saddened by our most recent loss, we are encouraged with progress and the commitment of all our employees on this important aspect of our business. Since launching "Safety is our first value" campaign on 8 November 2007, the company has reported a 75% decrease in fatal incidents.

The South African operations reported a 13% reduction in the lost time injury frequency rate, driven by an 11% improvement in stope risk assessments. Seismicity related fall of ground accidents have now declined for the sixth consecutive quarter.

For the quarter, seven operations remained injury free; Navachab, Sadiola, Yatela, Morila, CC&V, Serra Grande and Sunrise Dam. Mponeng was awarded the Mine Health and Safety Council's award for surpassing the 1 million fatality-free shifts milestone. This is the second time in this deep level South African mine's history that this accomplishment has been achieved.

The company once again delivered on its production forecast for the quarter. Gold production was 5% higher at 1.25Moz, reflecting higher production in South Africa, Brazil, Mali and Tanzania. Total cash costs for the group increased marginally from $430/oz to $434/oz, driven primarily by input cost inflation, partially offset by the higher gold production and stockpile movements. Gold production exceeded guidance for the second quarter, in part due to improved performances from Mponeng, TauTona and Geita. Improved production positively impacted reported costs for the second consecutive quarter.

The South African operations had a solid quarter, with gold production 9% higher at 16,867kg, led by an increase in gold production of 22% from both Mponeng and TauTona. Mponeng increased gold production as a result of improved face length availability, higher face advance, treatment of additional surface stockpile and increased vamping activities; while TauTona benefited from higher face advance and increased reef development. Great Noligwa saw gold production reduce by 10% to 2,997kg, following a ten-day stoppage resulting from safety interventions. Total cash costs for the South African operations reduced marginally to R87,459/kg ($352/oz), following the improved gold production and improved by-product contribution, partially offset by the higher inflationary impact.

In Brazil, AngloGold Ashanti Brasil Mineração had a strong quarter with gold production 14% higher at 82,000oz, through the mining of an increased proportion of higher grade ore from the Cuiabá operation. Total cash costs for the Brazil operations were marginally higher at $341/oz, principally due to the impact of the stronger local currency.

The Mali assets had a strong performance with gold production increasing 13% to 106,000oz, with Morila 15% higher on the back of improved throughput and grade, while Sadiola was 25% higher due to an increase in yield following improved performance of the gravity circuit which resulted in a higher overall recovery. Total cash costs for the Mali operations was 4% higher at $432/oz, following inflationary pressures on fuel in particular, combined with the effect of a stronger US dollar.

Geita in Tanzania showed an improvement from the prior quarter, as grades stabilised and gold production increased 16% to 74,000oz. Consequently, total cash costs reduced 12% to $630/oz. Progress on the performance turnaround was promising for the quarter, and the recovery plan which was presented to the Executive Management team has been endorsed for implementation.

In Ghana, Obuasi had a difficult quarter with gold production declining 9%, following lower delivered grades and lower throughput resulting from unscheduled plant stoppages for maintenance and the negative impact of power shortages. Total cash costs for Obuasi increased by 18% to $612/oz. Performance at Obuasi this quarter was unacceptable. While good progress was made in identifying the steps necessary to effect the targeted performance turnaround, actual control in key areas was below expectations. Additional steps are being taken to support the operating team, with the establishment of a dedicated project recovery team.

The company's rights offer was completed in early July 2008, raising $1.7bn. The transaction was highly successful, with a 98% take up from rights holders to acquire rights offer shares. Applications for additional rights shares representing nearly six times the number of rights offer shares were received. The strong reception for the rights offer saw the company's share price actually increasing between announcement and completion of the rights offer, despite difficult market conditions.

This encouraged the company to make substantial progress ahead of schedule in the reduction of the hedge book. The company capitalised on a weaker gold market during the quarter to execute a combination of delivery into and early settlement of non-hedge derivatives, and the number of committed ounces reduced from 10.03Moz at the end of the March 2008 quarter to 6.88Moz at 30 June 2008. The restructuring resulted in the received price being negative and adjusted headline earnings impacted by a corresponding after tax charge of $977m.

In addition, the company also cancelled 1.0 million pounds of uranium contracts during the quarter, which represents a reduction of 30% of uranium contracts outstanding as at 1 January 2008, at an after tax charge of $11m. This will position AngloGold Ashanti to begin to participate in the spot uranium market from 2009, which in turn will provide by-product revenue, to the benefit of total cash costs.

As a result of the reduction in gold non-hedge derivatives ($977m) and uranium commodity contracts ($11m), an adjusted headline loss of $946m was recorded for the quarter. Excluding the impact of these adjustments, adjusted headline earnings would have been $50m against the $105m recorded in the prior quarter. The reduced earnings is the result of once-off tax credits received in the prior quarter and the impact of a $38/oz lower received price.

On 16 May 2008 the sale of various exploration interests in Colombia to B2Gold Corporation (B2Gold) was completed, with the company receiving 25m common shares and 21.4m share purchase warrants in B2Gold, which could result in a fully diluted interest in B2Gold of approximately 26%. This transaction allows AngloGold Ashanti to build on its strategy in Colombia of continuing to leverage its first mover advantage and developing its exploration portfolio, which includes its initial Inferred Resource of 12.9Moz at its 100% owned La Colosa project.

On 1 July 2008, shareholders of Golden Cycle Gold Corporation approved the acquisition by AngloGold Ashanti, in an all share transaction that has resulted in CC&V being fully owned by the company.

AngloGold Ashanti also sold its 50% interest in Nufcor International Limited, a London based uranium marketing, trading and advisory business, to Constellation Energy Commodities Group for gross proceeds of $50m. This transaction enables the company to focus on its core gold and uranium mining business, while retaining its 100% interest in Nuclear Fuels Corporation of South Africa (Pty) Limited, its local uranium calcining business.

In relation to power management in South Africa, Eskom, the national provider, has maintained a steady power supply of 96.5% during the second quarter. The company successfully operated at full production utilising less than 94% of power supply, following continuing the implementation of energy saving initiatives.

Eskom has also undertaken to continue to provide consistent power throughout the winter period and subject to this stable power supply, production for 2008 is expected to be between 4.9Moz to 5.1Moz. Given the higher inflationary trends currently being experienced, higher power tariffs in South Africa and Ghana, total cash costs are anticipated to be between $450/oz and $460/oz, based on the following average exchange rate assumptions: R7.73/$, A$/$0.94, BRL1.66/$ and Argentinean peso 3.15/$.

Production for the third quarter of 2008, based on a 96.5% stabilised power in South Africa, is estimated to be 1.27Moz. Given winter power tariffs in South Africa, the treatment of lower grade stockpiles at Geita, Siguiri and Sunrise Dam and an inventory movement at CC&V, and inflationary trends currently being experienced, total cash costs for the third quarter are expected to be unusually high at around $490/oz. This assumes the following exchange rates: R7.80/$, A$/$0.96, BRL1.60/$ and Argentinean peso 3.12/$.

An interim dividend of 50 South African cents (6.7 US cents) per share has been declared for the six months ended 30 June 2008.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

Great Noligwa lost ten production shifts due to safety issues and gold production was directed towards reducing inventory lock-ups, which were of a lower grade. As a result, the recovered grade declined 11% against the previous quarter, with gold production down 10% to 2,997kg (96,000oz). Consequently, total cash costs deteriorated 11% to R107,178/kg ($432/oz) and the adjusted gross profit normalised for the accelerated hedge reduction was R54m ($7m), against R202m ($26m) reported in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of R682m ($86m) was incurred.

The Lost-Time Injury Frequency Rate (LTIFR) was 18.63 lost-time injuries per million hours worked (15.10 for the previous quarter).

Gold production at **Kopanang** increased by 7% to 2,997kg (96,000oz), as a result of increased volume, following reduced production stoppages and improved face length. Yield improved by 2%, following an increase in vamping activities and a reduction in underground inventory. Due to the improved production, total cash costs decreased by 8% to R78,460/kg ($316/oz). The adjusted gross profit normalised for the accelerated hedge

reduction was R90m ($12m), as against R151m ($19m) recorded in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of R579m ($73m) was incurred.

The LTIFR improved to 13.17 (14.37).

The build-up at **Moab Khotsong** continues with volume mined up 31%, while yield declined 12% as a result of increased mining in lower grade panels due to flexibility constraints. Gold production was 15% higher at 881kg (28,000oz) and total cash costs were 10% lower at R127,206/kg ($512/oz). The adjusted gross loss, normalised for accelerated settlement of non-hedge derivatives, amounted to R35m ($5m), against a profit of R11m ($1m) in the previous quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of R236m ($30m) was incurred.

The LTIFR deteriorated to 15.85 (10.97).

At **Tau Lekoa**, volume improved 18% due to improved quality blasts and reduced safety related stoppages. However, yield was 17% lower, due to mining mix with reduced high grade pillar mining now being completed. As a result, gold production was down 2% at 1,073kg (35,000oz), and consequently total cash costs increased 7% to R138,069/kg ($554/oz). The adjusted gross profit, normalised for the accelerated settlement of non-hedge derivatives, amounted to R26m ($3m) against R28m ($3m) in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of R264m ($33m) was incurred.

The LTIFR improved marginally to 19.89 (20.45).

Gold production at **Mponeng** was 22% higher at 4,974kg (160,000oz), primarily as a result of improved face length availability, higher face advance, treatment of surface stockpile and increased vamping activities. Subsequently, total cash costs decreased by 7% to R56,689/kg ($227/oz). The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to R507m ($65m), 25% higher than the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of R608m ($75m) was incurred.

The LTIFR improved by 3% to 10.23 (10.57).

At **Savuka,** mining volumes increased by 17%, due to improved mining flexibility from increased development and stabilised crew movements, resulting in an increase in face length and face advance during the quarter. This resulted in gold production increasing 26% to 563kg (18,000oz).

Despite the increased production, total cash costs were 24% higher at R109,769/kg ($440/oz), primarily due to additional costs associated with higher volumes. The adjusted gross profit, normalised for the accelerated settlement of non-hedge derivatives, amounted to R16m ($2m), against R27m ($3m) in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of R95m ($12m) was incurred.

The LTIFR deteriorated to 22.40 (13.32).

TauTona's volume improved by 16%, due to improved face advance, while yield was 6% higher resulting from increased reef development. Consequently, gold production increased by 22% to 2,811kg (91,000oz) and total cash costs reduced by 9% to R84,434/kg ($339/oz). The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to R158m ($20m), 17% higher than the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of R467m ($58m) was incurred.

The LTIFR deteriorated to 13.66 (12.50).

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable) plant constraints arising from sedimentation problems at the agitators in the leach tank, combined with plant stoppages for maintenance, resulted in volume being 7% lower while yield improved 6% following a higher feed grade. Accordingly, gold production decreased 4% to 27,000oz and total cash costs rose 57% to $870/oz as a result of lower gold produced, reduced silver by-product contribution, higher inflationary pressure and maintenance costs. An adjusted gross loss, normalised for the accelerated settlement of non-hedge derivatives, amounted to $6m, against a profit of $7m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $24m was incurred.

The LTIFR was 5.36 (6.12).

AUSTRALIA

Gold production at **Sunrise Dam** was 4% lower at 114,000oz, following prior mining of the high grade GQ lode. Total cash costs increased by 17% to A$586/oz ($553/oz), owing to the lower gold production, higher fuel prices and stockpile movements. The adjusted gross profit, normalised for the accelerated settlement of non-hedge derivatives, amounted to A$11m ($10m) against A$25m ($23m) in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of A$87m ($83m) was incurred.

During the quarter, production from underground mining continued from the Cosmo and Sunrise Shear lodes. A total of 206m of underground capital development and 2,041m of operational development were completed during the quarter.

The LTIFR was 0.00 (6.88).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, production increased 14% to 82,000oz, as a result of higher feed grade from the Serrotinho and Fonte Grande Sul stopes at Cuiabá, together with improved fleet performance. Total cash costs rose 2% to $323/oz primarily due to local currency appreciation and higher inflation, partially offset by the improved gold production and higher by-product contribution from a stronger sulphuric acid price. The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to $24m, against $25m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $58m was incurred.

The LTIFR was 2.05 (4.39).

At **Serra Grande** (50% attributable) gold production rose 5% to 22,000oz, primarily due to the higher volume and an improved yield, following the mill shutdown in the prior quarter. Total cash cost increased 6% to $307/oz, principally due to the effect of a stronger local currency, inflationary pressure (labour and power), partially offset by the higher gold production. The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to $6m, against $7m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $11m was incurred.

The LTIFR improved to 0.00 (2.00).

GHANA

At **Obuasi,** gold production decreased 9% to 79,000oz due to a decrease in recovered grade and tonnage throughput, as a result of lower grades delivered and unscheduled plant maintenance. Total cash costs increased by 18% to $612/oz, due to the lower production and inflationary pressures arising from a higher power tariff, increased fuel prices and wage increases.

The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives amounted to $8m, against a profit of $2m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $72m was incurred.

The LTIFR was 0.60 (2.27).

At **Iduapriem**, gold production decreased 2% to 46,000oz as mining plans were changed to accommodate the high rainfall experienced during the quarter. Total cash costs increased by 9% to $493/oz, due to the lower gold production, increased contractor mining cost, higher power tariffs and higher fuel costs.

The adjusted gross profit, normalised for the accelerated settlement of non-hedge derivatives amounted to $7m, against $10m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $33m was incurred.

LTIFR was 1.32 (0.00).

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), the start of the rainy season reduced tonnage throughput, with gold production reducing 8% to 86,000oz. Despite the lower production, total cash costs decreased to

$434/oz as a result of lower royalty payments, partially offset by the inflationary impact of higher fuel and reagent costs.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to $17m, against $21m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $31m was incurred.

LTIFR was 0.57 (0.00).

MALI

Gold production at **Morila** (40% attributable) was 15% higher than the previous quarter at 46,000oz due to increases in both recovered grade (4%) and tonnage throughput (8%). Tonnage throughput returned to higher levels, after the previous quarter was adversely affected by plant downtime, resulting from the replacement of the SAG mill gearbox and extended mill relining. Despite the higher production, total cash costs increased 4% to $426/oz, mainly due to higher fuel prices and the impact of a stronger currency. The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to $12m, against $11m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $30m was incurred.

The LTIFR was 0.00 (3.32).

At **Sadiola** (38% attributable), production was 25% higher at 45,000oz, primarily due to an increase in yield due to improved performance of the gravity circuit, resulting in a higher overall recovery. Total cash costs increased to $408/oz as a result of higher fuel prices, a weaker US dollar and higher royalty expense.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to $7m, against $11m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $43m was incurred.

The LTIFR was 0.00 (1.71).

Production at **Yatela** (40% attributable) decreased by 12% to 15,000oz, due to stacking of lower grade marginal ore in the prior quarter. Total cash costs were 10% higher at $573/oz, due to the lower production, together with higher fuel prices and weaker US dollar.

The adjusted gross profit, normalised for the accelerated settlement of non-hedge derivatives, amounted to $3m against $4m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $14m was incurred.

The LTIFR was 0.00 (0.00).

NAMIBIA

Gold production at **Navachab** rose 7% to 16,000oz, mainly attributable to an improvement in the recovery factor, despite volume treated being adversely affected by relining of the discharge section of the plant mill and associated unplanned maintenance. Total cash costs at $599/oz, deteriorated by 22% due to inflationary pressure on fuel and higher maintenance costs on cyclone feed pumps and mill, as well as replacement of the liners. The operation was breakeven at an adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives, against a profit of $3m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $8m was incurred.

The LTIFR was 0.00 (0.00).

TANZANIA

At **Geita** gold production was 16% higher at 74,000oz, due to a 35% increase in yield, which was partially offset by a 14% decrease in tonnage throughput. Yield has improved to normal levels, following improved blending of ore to improve recovery. Tonnage throughput was adversely affected during the quarter by a five day shutdown to repair the lubrication pumping system on the primary crushing circuit, together with major relining of both the SAG and Ball mills.

Total cash costs were 12% lower at $630/oz mainly due to the positive impact of higher gold production. The unit cost benefit of increased production was partly negated by higher fuel prices and the cost of crusher repairs and mill relining. The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives amounted to $4m, against $13m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $66m was incurred.

The LTIFR was 0.94 (0.00).

NORTH AMERICA

At **Cripple Creek & Victor** (100% ownership effective 1 July 2008) gold production increased 2% to 59,000oz, while total cash costs increased 6% to $301/oz, primarily due to inflationary pressures driven by rising fuel costs.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to $19m, against $22m in the prior quarter. Including the impact of the early settlement of non-hedge derivatives, a loss of $37m was incurred.

The LTIFR was 0.00 (9.33).

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Review of the gold market

The gold price again traded strongly during the second quarter, albeit in a similarly volatile pattern to that in the first quarter, which is partly a reflection of continuing uncertainty in financial markets. The direction of the gold price remains closely linked to the movement of the US dollar, but more recently has also shown a strong correlation to the oil price.

The first half of April 2008 saw strong dollar gold prices, reaching some $946/oz towards the middle of the month, the highest price recorded during the quarter, as the US dollar edged towards an all-time low of Euro/US$1.60. Since then, the price fell by $100/oz to reach a low of $845/oz in the opening days of May 2008, primarily on profit taking.

From the middle of May, however, gold resumed an upward trend as a consequence of a steadily rising oil price and predictions by analysts of higher prices to come. The gold price continued to be volatile for the balance of the quarter reflecting uncertainty surrounding the outlook for the global economy and inflation, and amidst fears of further write-downs in the banking sector.

At $898/oz, the average dollar gold spot price for the quarter was slightly lower than the strong average price attained during the first quarter of $925/oz. The rand gold price reached highs of R234,551/kg during the quarter, and the spot price averaged R216,742/kg for the quarter, some 3% lower than the previous quarter's average of R224,308/kg.

JEWELLERY DEMAND

All the major markets experienced some slowdown in jewellery consumption over the quarter. In the US, the mass-market segment was the worst affected, with this group of consumers facing increased pressure on spending due to inflationary trends in that economy. In emerging markets, gold price volatility was a more significant factor in dampening demand. Seasonal factors also impacted negatively on gold consumption and a return to buying can be expected towards the end of the third quarter of the year, given a favourable price environment.

In India, the world's largest gold market, high rupee gold prices dampened demand during the second quarter, continuing from the trend set in the first quarter of the year. There were, however, some significant fluctuations in demand during the period, with good levels of consumption being seen during the festival of Akshaya Thritiya, a traditional gold-buying occasion. Although demand during the festival was lower than in 2007 by some 11%, when record levels of gold sales were registered, significant purchases still took place. During May 2008 and June 2008, however, when price volatility became a significant feature of the market, demand again receded.

Price volatility has an important impact on gold demand in India, while the continued weakening of the rupee against the dollar has also increased the absolute price level of gold to the consumer. With the metal breaching the R12,000/100g level during the quarter, and moving above R13,000/100g in the early part of July 2008, the Indian consumer is experiencing record high gold prices. As a result of higher gold prices there is some evidence that retail formats for jewellery in the Indian market are starting to shift. Wedding jewellery is becoming lighter and jewellery designs are emerging which enable consumers to wear one piece of jewellery in different ways and for different occasions. Efforts are also underway to attract younger consumers to the market, taking advantage of the disposable income available in this target group.

Looking forward to the second half of the year, the wedding season which gets underway in September/October and the Hindu festival of 'Diwali' is likely to act as a catalyst for a recovery in gold demand. This will be somewhat dependent on gold prices stabilising and short-term price volatility reducing.

In the Middle East, price volatility also impacted on demand, as did inflationary pressure, which limited the level of disposable income available for discretionary purchases. The quarter started slowly with relatively low levels of jewellery sales during the first part of April 2008, but picked up during the balance of the period as the wedding and holiday season stimulated sales.

Continued political uncertainty in Turkey and the weakening of the Turkish lira against the dollar both impacted negatively on demand in this market. In the Egyptian market, however, where the local currency appreciated against the dollar, demand remained relatively strong, building on that market's good performance in the first quarter of the year.

In the US, mass-market jewellery outlets pulled back significantly on sales of 14 carat gold, and tended to substitute gold items with gold-clad or lower-caratage jewellery. The high end of the market, though relatively small in tonnage terms, showed some strength. Overall gold jewellery sales are however expected to show a decline when figures for the quarter are released.

In China, the second quarter is traditionally a slower time for jewellery sales and the market data received to date appears to reflect this. It also suggests a significant slowdown in consumer demand following the earthquake on 12 May 2008. Inflationary concerns, however, remain significant and gold purchases in China have historically been strong in times of high inflation. Looking forward to the second half of the year, the Olympic Games are expected to lift consumer sentiment in the country and tourist purchases may also boost demand.

CENTRAL BANK SALES

In the current year of the Central Bank Agreement (which runs from October 2007 to September 2008), member signatories have sold only 251t of the allotted 500t quota for the period. If the signatories to the accord do not utilise their full quota during the current year, it will be the third consecutive year in which they have failed to do so.

Countries such as Russia, Philippines and Kazakhstan have bought 38.3, 7.88 and 6.2t of gold respectively since September 2007.

INVESTMENT MARKET

The seven major Exchange Traded Funds (ETFs) did not repeat the impressive growth that they exhibited in the first quarter of 2008, although post quarter there has been significant renewed interest in investing into gold ETFs. From a peak of some 29Moz in the beginning of April 2008, these funds sold off almost 2Moz, before stabilising around 27Moz for the remainder of the quarter.

During the third quarter it is anticipated that the Dubai-based ETF will come into operation, serving both the Middle East market and Islamic communities globally through the provision of a Sharia-compliant exchange traded investment product.

In the Indian context, ETFs account for only a small portion of investment demand; the majority of gold purchased purely for investment purposes is in either coin or bar format. However, new formats of gold investment vehicles are being piloted in India which, if successful, could impact positively on this market sector. These take the form of either consignment purchasing schemes or gold savings schemes whereby individuals set aside a portion of their monthly wages to purchase gold. These schemes are operated by local banks specialising in micro-finance.

PRODUCER HEDGING

The main item of news in this respect, although not entirely unexpected, was the statement from Newcrest that they had completed the close out of their last remaining hedges. This amounted to buying of some 600,000oz in total.

During the quarter, AngloGold Ashanti reduced its hedge commitments from 10.03Moz to 6.88Moz, through deliveries into maturing contracts, combined with select buy-backs, in respect of its non-hedge derivative contracts.

CURRENCIES

The rand opened the quarter at R8.09/$ and closed at R7.83/$, 3% stronger.

The rand started the quarter in a strengthening trend as it continued to recover from the previous quarter, where confidence was strained following the power shortages and political changes in South Africa. However, the announcement of a 9% current account deficit for the first quarter re-inforced the vulnerability of the rand and curtailed any further appreciation of the currency. Although there is currently potential for fixed investment into South Africa, specifically in the telecoms sector, the size of the current account deficit will continue to hamper real appreciation of the currency.

The Australian dollar opened the quarter at A$/$0.9147 and closed at A$/$0.9619, strengthening 5%.

The forces at play in the Australian dollar are much the same as those faced globally, balancing the risks of growth against those of inflation. More recent price increases, in particular iron ore and coal, have added support to the currency and are likely to keep underpinning the strength of the Australian dollar.

Despite showing unusual levels of volatility during the quarter, the Brazilian real continued its strong appreciation trend, ending the quarter at BRL1.60/$, an appreciation of 8% on its opening rate of BRL1.74/$.

Hedge position

As at 30 June 2008, the net delta hedge position was 6.54Moz or 204t (at 31 March 2008: 9.25Moz or 288t). Despite a higher gold price, the delta of the hedge book was reduced by 2.71Moz to 6.54Moz, and total commitments reduced from 10.03Moz to 6.88Moz, as a result of delivery into maturing contracts and hedge buy-backs that were effected during the quarter.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $3.53bn (negative R27.67bn), decreasing by $1.25bn (R11.1bn) during the quarter. This value was based on a gold price of $922.90/oz, exchange rates of R7.83/$ and A$/$0.95 and the prevailing market interest rates and volatilities at that date.

The table below reflects the hedge position as at 30 June 2008 and includes the effect of all hedge close outs undertaken during the second quarter. The second half of the year will see the continued reduction of the hedge book through the delivery into maturing short hedge positions.

Before taking the effects of the recent hedge close out into account, the company's received price for the second quarter would have been $734/oz, or 18% lower than the average spot price of $898/oz. Looking at the third and fourth quarter, the discount to spot price is likely to be between 17% and 19%, assuming that gold trades between $900/oz and $950/oz. For 2009, the discount to spot is expected to be around 6%, based on a $900/oz price assumption.

As at 30 July 2008, the marked-to-market value of the hedge book was a negative $3.42bn (negative R25.18bn), based on a gold price of $915.50/oz and exchange rates of R7.36/$ and A$/$0.95 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at that time.

	Year	2008	2009	2010	2011	2012	2013-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	7,823	12,917	12,580	12,931	11,944	12,364	70,559
	US$/oz	$104	$218	$327	$397	$404	$432	$326
Put options sold	Amount (kg)		933		1,882	1,882	3,763	8,460
	US$/oz		$660		$420	$430	$445	$460
Call options purchased	Amount (kg)	4,284						4,284
	US$/oz	$428						$428
Call options sold	Amount (kg)	6,096	11,695	29,168	37,146	24,461	39,924	148,490
	US$/oz	$348	$357	$498	$521	$622	$604	$535
RAND GOLD								
Forward contracts	Amount (kg)	933	*1,866					*933
	Rand per kg	R127,944	R157,213					R147,456
A DOLLAR GOLD								
Forward contracts	Amount (kg)	1,555	1,835	3,111				6,501
	A$ per oz	A$591	A$569	A$685				A$630
Call options purchased	Amount (kg)	1,555	1,244	3,111				5,910
	A$ per oz	A$682	A$694	A$712				A$701
** Total net gold:	Delta (kg)	(10,591)	(23,390)	(40,491)	(47,467)	(33,520)	(48,066)	(203,525)
	Delta (oz)	(340,510)	(752,020)	(1,301,820)	(1,526,100)	(1,077,690)	(1,545,320)	(6,543,460)

*   Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2008.

Rounding of figures may result in computational discrepancies.

	Year	2008	2009	2010	2011	2012	2013-2016	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	21,772						21,772
	$ per oz	$7.66						$7.66
Put options sold	Amount (kg)	21,772						21,772
	$ per oz	$6.19						$6.19
Call options sold	Amount (kg)	21,772						21,772
	$ per oz	$8.64						$8.64

The following table indicates the group's currency hedge position at 30 June 2008

	Year	2008	2009	2010	2011	2012	2013-2016	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	*420,000						*420,000
	US$/R	R7.85						R7.85
Put options purchased	Amount ($)	50,000						50,000
	US$/R	R7.41						R7.41
Put options sold	Amount ($)	50,000						50,000
	US$/R	R6.94						R6.94
Call options sold	Amount ($)	50,000						50,000
	US$/R	R8.06						R8.06
A DOLLAR (000)								
Forward contracts	Amount ($)	5,000						5,000
	A$/US$	$0.73						$0.73
Put options purchased	Amount ($)	30,000						30,000
	A$/US$	$0.84						$0.84
Put options sold	Amount ($)	30,000						30,000
	A$/US$	$0.88						$0.88
Call options sold	Amount ($)	30,000						30,000
	A$/US$	$0.81						$0.81
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	15,000	1,000					16,000
	US$/BRL	BRL 1.87	BRL 1.84					BRL 1.87
Put options purchased	Amount ($)	24,000	500					24,500
	US$/BRL	BRL 1.78	BRL 1.76					BRL 1.78
Call options sold	Amount ($)	78,000	1,000					79,000
	US$/BRL	BRL 1.80	BRL 1.76					BRL 1.80

*   Indicates a long position established as part of the hedge close out transaction.

Derivative analysis by accounting designation as at 30 June 2008

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollars (millions)			
Commodity option contracts	(719)	-	(1,409)	(2,128)
Foreign exchange option contracts	-	-	(4)	(4)
Forward sale commodity contracts	(1,086)	(273)	(93)	(1,452)
Forward foreign exchange contracts	-	-	4	4
Interest rate swaps	(27)	-	30	3
Total derivatives	**(1,832)**	**(273)**	**(1,472)**	**(3,577)**

Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure amounted to $52m ($27m brownfields, $25m greenfields) during the second quarter of 2008, compared to $46m ($19m brownfields, $27m greenfields) in the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area, with borehole MZA9 and MMB5 advancing 288m and 581m, respectively.

Surface drilling in the Moab North area continued with a long deflection of borehole MCY4 reaching a depth of 2,386m and borehole MCY5 advancing a further 890m.

At Tau Lekoa, borehole G55 was stopped at a depth of 1,513m after intersecting a large fault and passing into deep footwall quartzite and further drilling is being considered.

At Iduapriem in **Ghana**, preparation for Mineral Resource conversion drilling at Ajopa continued, but was hampered by rugged terrain and heavy rains. Diamond (DDH) and reverse circulation (RC) drilling is planned to start in mid-July. At Obuasi, exploration continued with 4,005m of DDH drilling below 50 level and 1,212m of DDH drilling.

In **Argentina** at Cerro Vanguardia, the 2008 exploration programme continued with 7,594m of DDH drilling and 16,689m of RC drilling being completed. The interpretation of the hyper-spectral survey will be completed in July 2008. Exploration rights over 10 new claims were confirmed by the provincial authorities and geophysical surveys over these areas are being planed for 2009.

In **Australia**, at Boddington five rigs were employed on the Mineral Resource conversion and near mine exploration DDH drilling programmes. During the quarter, approximately 30,049m were drilled from 43 holes.

At Sunrise Dam, exploration continued to focus on the deep-seated mineralisation towards the Carey Shear Zone (1km vertical) and the extensions of known mineralisation in the Astro, GQ and Dolly lodes. During the quarter, 12,249m of diamond core was drilled from 81 holes. Economic gold intercepts were returned from the deep targets below the mine and further delineation of these deep mineralised zones remains the priority for 2008/2009.

In **Brazil,** at the Córrego do Sítio Sulphide Project, drilling continued with 11,448m being drilled from surface, 2,632m drilled from underground and 1,042m of underground development. At the Lamego project, 8,660m of surface drilling, 4,381m underground drilling and 1,067m of underground development were completed.

At Siguiri in **Guinea**, exploration activities continued to focus on conversion drilling at Sintroko South (situated 8km south of the mine). Depth extensions to the high grade oxide mineralisation in the Sintroko pit were tested by DDH drilling, with encouraging results.

Results from reconnaissance air core drilling of the Setiguia anomaly were negative. Geochemical soil sampling covering the northwest extensions of Kintinian produced positive results and will require follow up aircore (AC) drilling. Reconnaissance AC drilling was completed on the Manguity geochemical anomaly, in the south-eastern corner of Block 2. Results from infill and extension drilling at Saraya in Block 2 is being awaited.

The individual resource models in the current mining area have been remodelled to create a larger, combined single model. This model indicates upside on the known mineralisation in the current mining area and a study is being conducted to optimise the current mining area based on this new model.

Conversion drilling will be completed at Sintroko South early in the third quarter, and efforts will then refocus on drill testing the combined pits model, together with conversion drilling along the perimeters of Kintinian village.

At Geita in **Tanzania**, exploration activities concentrated in three areas, namely, Area 3 (1,870m RC and 550m DDH); Kalondwa Hill (800m RC and 426m DDH) and Star and Comet, where drilling commenced on the southern extension and sterilisation of the proposed waste dump site. AC drilling on the Nyakabale-Prospect 30 area was completed.

At Morila in **Mali**, pitting and trenching was completed, and although no anomalous mineralisation was intersected, important structural and lithological data was collected and is being interpreted.

At Sadiola, resource definition drilling was carried out at Sekokoto Main where an infill RC drill programme was started with 1,552m drilled. No major mineralised intersections were obtained from the drilling of Lakanfla East, which was completed in February 2008.

The Phase 9 diamond core drill programme for deep sulphide ore in the northern part of the Sadiola Main Pit was completed early in the quarter. A total of 11 diamond drill holes amounting to 4,420m were drilled along four fence lines, approximately 300m apart.

Air Core drilling of the following anomalies continued during the quarter: S3 (3,879m); S5 (1,480m); S6a (3,272m), S6b (2,997m), S7 and S9 (2,630m).

A diamond drill programme was completed around the FE4 pit, with the objective to collect geological and structural information to be correlated with the pit mapping and update the geological model for FE4, and test for sulphide mineralisation. A total of 7 holes were drilled along three fence lines amounting to 2,125m.

At Yatela, a RC drill programme at Donguera was completed and a total of 77 RC holes (4,632m) were drilled. A RC drill program was laid out at Dinguilou to cover two areas that have potential for oxide mineralisation, and a total 3,660m were drilled in these two areas.

At Alamoutala, an infill RC drill programme is in progress to the east and south of the current pit, with the intention to close off the mineralisation.

The core logging and sampling for the 2007 Deep Sulphide drill programme was completed and final results are being awaited.

At Navachab in **Namibia**, RC drilling at Gecko continued with an additional 5,000m being drilled, and the drilling programme is expected to be completed by mid quarter.

At Steenbok-Starling, 2,840m of follow up RC was drilled. Results from the extension of the soil grid towards Bulbul have been disappointing, and no follow-up work is being planned. An extension of the soil grid towards Ostrich and Giraffe is currently underway.

At Anomaly 16, 2,920m of exploration, infill and advanced grade control holes were completed.

Results from the 195 sample BLEG stream sediment survey over the Okondura EPL3276 were disappointing and the EPL was therefore significantly reduced. Initial remote sensing work commenced on the two EPL's to the northeast of Okahandja.

A total of 1,666m of DDH drilling was undertaken in the area to the immediate north of the main pit, where drilling the northerly plunge extension of the MDM/US sheeted veins is in progress. RC drilling of 5,276m was done to the immediate north of the North Pit2, where a northerly vein plunge extension was confirmed and encouraging intersections were achieved.

At Cripple Creek & Victor in the **United States**, follow-up work with encouraging intercepts continues in the North Cresson area, while in-fill drilling has started in the Wild Horse and Cresson areas. Drilling for the High Grade Study was completed in Cresson and South Cresson and further work, including a test-mining case, is planned.

GREENFIELDS EXPLORATION

Greenfields exploration activities continued in six countries, namely Australia, Colombia, the DRC, China, the Philippines, and Russia. A total of 80,676m of diamond drilling (DDH), reverse circulation (RC), and aircore (AC) drilling was completed during the second quarter, at existing priority targets while also delineating new targets in Australia, the DRC, and Colombia.

In **Australia,** exploration drilling of the Tropicana Prospect (AngloGold Ashanti 70%, Independence Gold 30%) continued during the quarter, and focused on infill drilling of the resource to increase confidence in the estimate, to a level required for reserve reporting and feasibility level assessment. It is anticipated that the resource drilling programme will be largely completed by mid-year. Prefeasibility studies are continuing with metallurgical test work programmes, while engineering and mining studies have been substantially completed. Key work programmes to be completed, prior to making a recommendation on the project, include process water supply, exploration, optimal scale of operation and economic modelling.

Regional AC exploration drilling returned encouraging results from the Screaming Lizard prospect, 10km to the east of the Tropicana Prospect. Field mapping at the Black Dragon and Voodoo Child Prospects located approximately 30km northeast of the Tropicana identified outcropping gold mineralisation. Diamond drilling at the Beachcomber prospect intersected visible gold mineralisation, and the regional exploration effort will be accelerated in the second half of the year, as drill rigs and personnel become available from the resource drilling at the Tropicana prospect.

The Viking project (AngloGold Ashanti 100%) is located along the southeast Yilgarn margin in an equivalent geological setting to the Tropicana project. A number of tenements in the Viking project area were granted during the quarter and exploration will commence in the third quarter.

In **Colombia**, regional exploration focused on 41 targets, with three new targets brought to drill ready stage. Anglogold Ashanti and its partners are actively exploring 294 targets, generated by systematic exploration in an area of 4.2m hectares, for precious and base metal deposits. At La Colosa it is anticipated that the necessary environmental permits will be issued during the fourth quarter of 2008, after which pre-feasibility stage work, including drilling, will continue.

Anglogold Ashanti and JV partners drilled on four new projects and continued drilling at Gramalote during the quarter. Significant results were released from the Quebradona project (JV with B2Gold), as per the table below.

Location at La Aurora	Hole no.	Metres drilled (m)	Gold (ppm)	Silver (ppm)	Copper (%)
La Mama	1	161.87	0.97	2.5	.154
La Mama	2	52.70	1.36	2.1	.144
La Mama	3	86.15	0.99	2.1	.134
La Mama	Incl.	32.90	1.67	2.6	.167
La Mama	4	86.30	2.08	2.6	.166
La Mama	5	65.80	0.94	2.5	.162
La Mama	6	228.90	0.80	2.0	.154
La Mama	Incl.	125.00	1.07	2.0	.153

Exploration activities in the **DRC** continued over Concession 40, which covers most of the Kilo greenstone belt. A second regional aeromagnetic survey is being planned to collectively provide coverage over approximately 70% of the area, which remains virtually unexplored by modern methods. This programme, combined with regional geochemistry programmes, will provide the platform from which to fast-track regional exploration over the concession. Field work has concentrated on detailed mapping, soil sampling and trenching. At the Issuru prospect, located approximately 4km north of the Mongbwalu resource, a total of 2,972m was drilled, defining potentially economic mineralisation over a strike length of approximately 800m and a width of up to 450m. A further 14,000m of planned drilling will focus on defining the underground resource. The findings of the DRC Minerals Review Commission have resulted in AngloGold Ashanti and the AGK joint venture engaging the DRC government to seek resolution and secure our rights to Concession 40. It is envisaged that formal discussions will commence early in the third quarter 2008.

In the **Philippines**, all required documentation has been submitted and final grant of the Mapawa tenement application is being awaited from the Department of Environment and Natural Resources.

In **Russia**, exploration to increase resources at Veduga, so as to improve project economics, is ongoing. Trenching and drilling at this advanced project have demonstrated strike continuation of mineralisation from the south-eastern ore zone for a further 500m along strike. At the recently acquired Penchenga property, regional soil geochemistry has begun as part of a programme to assess the potential of the licence area within 18 months. Growth through project generation and securing grassroots licences is being planned by the AngloGold Ashanti / Polymetal Alliance in the North Yenisei and Baley districts.

In **China** work on the Yili-Yunlong project focussed on investigating geochemical anomalies and coincident silica-clay alteration. Data from this work is being compiled, with a final evaluation of these tenements to be completed by the end of the third quarter 2008. Final approval for the Jinchanggou CJV was received from the Gansu government in late June 2008. Results from soil sampling on the eastern (Dashuigou) and western (Hongchungou) tenements indicate significant extensions to known mineralisation with anomalous gold-in-soils over more than 16km strike length, and drilling is likely to commence in the fourth quarter of 2008.

Group **operating results**

			Quarter ended		Six months ended			Quarter ended		Six months ended	
		Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
				Unaudited					Unaudited		
		Rand / Metric					Dollar / Imperial				
OPERATING RESULTS											
UNDERGROUND OPERATION											
Milled	- 000 tonnes / - 000 tons	3,030	2,901	3,404	5,931	6,492	3,340	3,197	3,753	6,537	7,157
Yield	- g / t / - oz / t	7.08	6.95	6.70	7.02	6.95	0.206	0.203	0.195	0.205	0.203
Gold produced	- kg / - oz (000)	21,444	20,164	22,817	41,608	45,113	690	648	734	1,338	1,451
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes / - 000 tons	2,875	2,826	3,192	5,701	6,466	3,169	3,115	3,518	6,284	7,128
Yield	- g / t / - oz / t	0.38	0.47	0.53	0.42	0.52	0.011	0.014	0.015	0.012	0.015
Gold produced	- kg / - oz (000)	1,100	1,318	1,680	2,418	3,374	35	42	54	78	108
OPEN-PIT OPERATION											
Mined	- 000 tonnes / - 000 tons	44,336	46,554	42,880	90,890	82,939	48,872	51,317	47,267	100,189	91,425
Treated	- 000 tonnes / - 000 tons	6,164	6,331	6,139	12,496	12,401	6,795	6,979	6,767	13,774	13,670
Stripping ratio	- t (mined total - mined ore) / t mined ore	5.33	4.91	4.16	5.11	4.56	5.33	4.91	4.16	5.11	4.56
Yield	- g / t / - oz / t	2.25	2.09	2.29	2.17	2.27	0.066	0.061	0.067	0.063	0.066
Gold in ore	- kg / - oz (000)	12,411	12,266	14,123	24,677	26,694	399	394	454	793	858
Gold produced	- kg / - oz (000)	13,879	13,240	14,033	27,118	28,117	446	426	451	872	904
HEAP LEACH OPERATION											
Mined	- 000 tonnes / - 000 tons	14,328	13,239	15,229	27,567	29,948	15,794	14,593	16,787	30,387	33,012
Placed [1]	- 000 tonnes / - 000 tons	6,168	5,408	5,673	11,576	10,853	6,799	5,962	6,253	12,760	11,964
Stripping ratio	- t (mined total - mined ore) / t mined ore	1.45	1.43	1.94	1.44	2.00	1.45	1.43	1.94	1.44	2.00
Yield [2]	- g / t / - oz / t	0.64	0.67	0.82	0.65	0.78	0.019	0.019	0.024	0.019	0.023
Gold placed [3]	- kg / - oz (000)	3,929	3,613	4,656	7,542	8,421	126	116	150	242	271
Gold produced	- kg / - oz (000)	2,561	2,488	3,428	5,050	6,595	82	80	110	162	212
TOTAL											
Gold produced	- kg / - oz (000)	38,984	37,210	41,958	76,194	83,198	1,253	1,196	1,349	2,450	2,675
Gold sold	- kg / - oz (000)	38,704	37,098	40,661	75,802	82,219	1,244	1,193	1,307	2,437	2,643
Price received	- R / kg / - $ / oz - sold	(44,303)	183,945	137,579	67,390	138,807	(157)	755	605	289	604
Price received normalised for accelerated settlement of non-hedge derivatives	- R / kg / - $ / oz - sold	178,796	183,945	137,579	181,303	138,807	717	755	605	736	604
Total cash costs	- R / kg / - $ / oz - produced	108,195	104,461	75,724	106,429	76,406	434	430	333	433	333
Total production costs	- R / kg / - $ / oz - produced	138,115	136,200	99,734	137,238	99,872	554	561	439	558	435
PRODUCTIVITY PER EMPLOYEE											
Target	- g / - oz	340	303	397	322	386	10.93	9.75	12.76	10.34	12.41
Actual	- g / - oz	320	302	339	311	338	10.27	9.72	10.89	10.00	10.86
CAPITAL EXPENDITURE	- Rm / - $m	2,357	1,930	1,979	4,287	3,396	304	257	279	561	476

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended June 2008 Unaudited	Quarter ended March 2008 Unaudited	Quarter ended June 2007 Unaudited	Six months ended June 2008 Unaudited	Six months ended June 2007 Unaudited
Revenue	2	**7,720**	7,471	5,461	15,191	11,343
Gold income		**7,508**	7,245	5,222	14,753	10,886
Cost of sales	3	**(5,406)**	(4,992)	(4,132)	(10,398)	(8,356)
(Loss) gain on non-hedge derivatives and other commodity contracts	4	**(1,316)**	(5,612)	840	(6,928)	178
Gross profit (loss)		**787**	(3,359)	1,930	(2,573)	2,708
Corporate administration and other expenses		**(252)**	(215)	(216)	(467)	(424)
Market development costs		**(24)**	(24)	(26)	(48)	(49)
Exploration costs		**(269)**	(274)	(204)	(542)	(380)
Other operating (expenses) income	5	**(48)**	32	(43)	(16)	(91)
Operating special items	6	**273**	82	86	355	101
Operating profit (loss)		**467**	(3,758)	1,527	(3,291)	1,866
Interest received		**102**	82	62	184	135
Exchange (loss) gain		**(28)**	1	(14)	(27)	(12)
Fair value adjustment on option component of convertible bond		**12**	170	223	183	358
Finance costs and unwinding of obligations		**(216)**	(265)	(220)	(481)	(419)
Share of associates' profit (loss)		**10**	(1)	(51)	10	(54)
Profit (loss) before taxation		**348**	(3,771)	1,527	(3,423)	1,873
Taxation	7	**(1,235)**	52	(371)	(1,183)	(805)
(Loss) profit after taxation from continuing operations		**(887)**	(3,719)	1,155	(4,607)	1,067
Discontinued operations						
Profit (loss) for the period from discontinued operations	8	**191**	(3)	(4)	188	(10)
(Loss) profit for the period		**(697)**	(3,722)	1,151	(4,419)	1,057
Allocated as follows:						
Equity shareholders		**(817)**	(3,812)	1,083	(4,630)	933
Minority interest		**121**	90	68	211	124
		(697)	(3,722)	1,151	(4,419)	1,057
Basic (loss) earnings per ordinary share (cents) [1]						
(Loss) profit from continuing operations		**(357)**	(1,350)	386	(1,706)	335
Profit (loss) from discontinued operations		**68**	(1)	(1)	67	(3)
(Loss) profit		**(289)**	(1,351)	385	(1,639)	332
Diluted (loss) earnings per ordinary share (cents) [2]						
(Loss) profit from continuing operations [3]		**(357)**	(1,350)	385	(1,706)	334
Profit (loss) from discontinued operations [3]		**68**	(1)	(1)	67	(3)
(Loss) profit [3]		**(289)**	(1,351)	384	(1,639)	331
Dividends [4]						
- Rm					148	668
- cents per Ordinary share					53	240
- cents per E Ordinary share					26	120

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Represents the dividend declared and paid during the period.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended June 2008 Unaudited	Quarter ended March 2008 Unaudited	Quarter ended June 2007 Unaudited	Six months ended June 2008 Unaudited	Six months ended June 2007 Unaudited
Revenue	2	**996**	987	773	1,983	1,586
Gold income		**968**	958	739	1,926	1,522
Cost of sales	3	**(698)**	(661)	(585)	(1,359)	(1,169)
(Loss) gain on non-hedge derivatives and other commodity contracts	4	**(235)**	(373)	77	(608)	25
Gross profit (loss)		**36**	(77)	231	(41)	378
Corporate administration and other expenses		**(33)**	(28)	(31)	(61)	(59)
Market development costs		**(3)**	(3)	(4)	(6)	(7)
Exploration costs		**(34)**	(37)	(29)	(71)	(53)
Other operating (expenses) income	5	**(6)**	4	(6)	(2)	(13)
Operating special items	6	**36**	11	12	47	14
Operating (loss) profit		**(4)**	(130)	174	(134)	260
Interest received		**13**	11	9	24	19
Exchange loss		**(4)**	-	(2)	(4)	(2)
Fair value adjustment on option component of convertible bond		**2**	23	32	24	51
Finance costs and unwinding of obligations		**(28)**	(35)	(31)	(63)	(59)
Share of associates' profit (loss)		**1**	-	(7)	1	(8)
(Loss) profit before taxation		**(20)**	(131)	174	(151)	261
Taxation	7	**(157)**	1	(52)	(156)	(112)
(Loss) profit after taxation from continuing operations		**(176)**	(130)	121	(307)	149
Discontinued operations						
Profit (loss) for the period from discontinued operations	8	**24**	-	(1)	24	(1)
(Loss) profit for the period		**(152)**	(131)	121	(283)	148
Allocated as follows:						
Equity shareholders		**(168)**	(142)	111	(310)	131
Minority interest		**16**	11	10	27	17
		(152)	(131)	121	(283)	148
Basic (loss) earnings per ordinary share (cents) [1]						
(Loss) profit from continuing operations		**(68)**	(50)	39	(118)	47
Profit from discontinued operations		**9**	-	-	8	-
(Loss) profit		**(59)**	(50)	39	(110)	47
Diluted (loss) earnings per ordinary share (cents) [2]						
(Loss) profit from continuing operations [3]		**(68)**	(50)	39	(118)	46
Profit from discontinued operations [3]		**9**	-	-	8	-
(Loss) profit [3]		**(59)**	(50)	39	(110)	46
Dividends [4]						
- $m					18	90
- cents per Ordinary share					7	32
- cents per E Ordinary share					3	16

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Represents the dividend declared and paid during the period.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at June 2008 Unaudited	As at March 2008 Unaudited	As at December 2007 Audited	As at June 2007 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**53,752**	53,362	45,783	44,551
Intangible assets		**3,649**	3,657	2,996	3,041
Investments in associates		**396**	127	140	245
Other investments		**633**	738	795	956
Inventories		**3,030**	2,917	2,217	2,103
Trade and other receivables		**864**	761	566	452
Deferred taxation		**655**	631	543	417
Other non-current assets		**281**	281	278	313
		63,259	62,475	53,318	52,078
Current assets					
Inventories		**5,778**	5,639	4,603	4,112
Trade and other receivables		**1,905**	1,949	1,587	1,535
Derivatives		**4,810**	3,966	3,516	3,383
Current portion of other non-current assets		**2**	2	2	5
Cash restricted for use		**547**	423	264	166
Cash and cash equivalents		**3,914**	4,167	3,381	2,792
		16,955	16,146	13,353	11,993
Non-current assets held for sale		**10**	131	210	203
		16,965	16,277	13,563	12,196
TOTAL ASSETS		**80,224**	78,752	66,881	64,274
EQUITY AND LIABILITIES					
Share capital and premium	11	**22,495**	22,448	22,371	22,237
Retained earnings and other reserves	12	**(6,573)**	(5,787)	(6,167)	(34)
Shareholders' equity		**15,921**	16,661	16,204	22,203
Minority interests	13	**637**	576	429	475
Total equity		**16,558**	17,237	16,633	22,678
Non-current liabilities					
Borrowings		**7,387**	5,728	10,441	9,293
Environmental rehabilitation and other provisions		**4,049**	3,917	3,361	2,929
Provision for pension and post-retirement benefits		**1,247**	1,244	1,208	1,201
Trade, other payables and deferred income		**68**	89	79	131
Derivatives	14	**350**	874	1,110	1,183
Deferred taxation		**8,366**	7,392	7,159	7,821
		21,467	19,244	23,358	22,559
Current liabilities					
Current portion of borrowings		**10,103**	10,157	2,309	2,056
Trade, other payables and deferred income	15	**12,658**	5,250	4,549	3,880
Derivatives	14	**18,126**	25,188	18,763	11,869
Taxation		**1,313**	1,506	1,269	1,232
		42,200	42,101	26,890	19,037
Non-current liabilities held for sale		**-**	171	-	-
		42,200	42,272	26,890	19,037
Total liabilities		**63,666**	61,515	50,248	41,596
TOTAL EQUITY AND LIABILITIES		**80,224**	78,752	66,881	64,274
Net asset value - cents per share		**5,873**	6,116	5,907	8,072

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at June 2008 Unaudited	As at March 2008 Unaudited	As at December 2007 Audited	As at June 2007 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**6,862**	6,593	6,722	6,350
Intangible assets		**466**	452	440	433
Investments in associates		**51**	16	21	35
Other investments		**81**	91	117	136
Inventories		**387**	360	325	300
Trade and other receivables		**110**	94	83	64
Deferred taxation		**84**	78	80	59
Other non-current assets		**36**	35	41	45
		8,076	7,719	7,829	7,423
Current assets					
Inventories		**738**	697	676	586
Trade and other receivables		**243**	241	233	219
Derivatives		**614**	490	516	482
Current portion of other non-current assets		**-**	-	-	1
Cash restricted for use		**70**	52	39	24
Cash and cash equivalents		**500**	515	496	398
		2,164	1,996	1,960	1,709
Non-current assets held for sale		**1**	16	31	29
		2,165	2,011	1,991	1,738
TOTAL ASSETS		**10,241**	9,731	9,820	9,161
EQUITY AND LIABILITIES					
Share capital and premium	11	**2,872**	2,773	3,285	3,169
Retained earnings and other reserves	12	**(839)**	(715)	(906)	(5)
Shareholders' equity		**2,033**	2,058	2,379	3,165
Minority interests	13	**81**	71	63	68
Total equity		**2,114**	2,130	2,442	3,232
Non-current liabilities					
Borrowings		**943**	708	1,533	1,325
Environmental rehabilitation and other provisions		**517**	484	494	417
Provision for pension and post-retirement benefits		**159**	154	177	171
Trade, other payables and deferred income		**9**	11	12	19
Derivatives	14	**45**	108	163	169
Deferred taxation		**1,068**	913	1,051	1,115
		2,740	2,378	3,430	3,215
Current liabilities					
Current portion of borrowings		**1,290**	1,255	339	293
Trade, other payables and deferred income	15	**1,616**	649	668	553
Derivatives	14	**2,314**	3,112	2,755	1,692
Taxation		**168**	186	186	176
		5,387	5,202	3,948	2,713
Non-current liabilities held for sale		**-**	21	-	-
		5,387	5,223	3,948	2,713
Total liabilities		**8,127**	7,600	7,378	5,929
TOTAL EQUITY AND LIABILITIES		**10,241**	9,731	9,820	9,161
Net asset value - cents per share		**750**	756	867	1,150

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended June 2008 Unaudited	Quarter ended March 2008 Unaudited	Quarter ended June 2007 Unaudited	Six months ended June 2008 Unaudited	Six months ended June 2007 Unaudited
Cash flows from operating activities					
Receipts from customers	**7,706**	7,142	5,551	14,848	11,180
Payments to suppliers and employees	**(6,413)**	(5,267)	(3,869)	(11,681)	(7,406)
Cash generated from operations	**1,293**	1,875	1,682	3,167	3,774
Cash utilised by discontinued operations	**(16)**	(1)	(9)	(16)	(19)
Taxation paid	**(544)**	(442)	(545)	(986)	(877)
Net cash inflow from operating activities	**733**	1,432	1,128	2,165	2,878
Cash flows from investing activities					
Capital expenditure	**(2,357)**	(1,930)	(1,764)	(4,287)	(3,181)
Acqusition of assets	**-**	-	(287)	-	(287)
Disposal of subsidiary net of cash	**229**	-	-	229	-
Proceeds from disposal of tangible assets	**21**	222	91	243	108
Proceeds from disposal of assets of discontinued operations	**77**	-	6	78	8
Other investments acquired	**(78)**	(266)	(16)	(344)	(56)
Associate loans and acquisitions	**-**	30	64	31	1
Proceeds from disposal of investments	**105**	207	26	312	48
(Increase) decrease in cash restricted for use	**(119)**	(48)	101	(168)	(88)
Interest received	**100**	88	49	188	110
Net loans advanced (repaid)	**1**	(2)	26	(2)	1
Cash utilised for hedge book settlement	**(749)**	-	-	(749)	-
Net cash outflow from investing activities	**(2,770)**	(1,700)	(1,702)	(4,470)	(3,336)
Cash flows from financing activities					
Proceeds from issue of share capital	**21**	65	36	86	140
Share issue expenses	**-**	-	(4)	-	(4)
Proceeds from borrowings	**1,918**	1,300	730	3,218	926
Repayment of borrowings	**(78)**	(233)	(182)	(311)	(326)
Finance costs	**(30)**	(258)	(33)	(288)	(245)
Advanced proceeds from rights offer	**6**	-	-	6	-
Dividends paid	**(50)**	(152)	(63)	(202)	(756)
Net cash inflow (outflow) from financing activities	**1,788**	722	485	2,510	(264)
Net (decrease) increase in cash and cash equivalents	**(249)**	454	(89)	205	(721)
Translation	**(4)**	332	(38)	328	46
Cash and cash equivalents at beginning of period	**4,167**	3,381	2,919	3,381	3,467
Net cash and cash equivalents at end of period	**3,914**	4,167	2,792	3,914	2,792
Cash generated from operations					
Profit (loss) before taxation	**348**	(3,771)	1,527	(3,423)	1,873
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**771**	5,409	(195)	6,179	788
Amortisation of tangible assets	**1,184**	1,082	1,009	2,266	1,957
Finance costs and unwinding of obligations	**216**	265	220	481	419
Environmental, rehabilitation and other expenditure	**(28)**	87	(14)	58	(28)
Operating special items	**(273)**	(82)	(86)	(355)	(101)
Amortisation of intangible assets	**4**	4	3	8	7
Deferred stripping	**18**	(213)	(131)	(194)	(231)
Fair value adjustment on option components of convertible bond	**(12)**	(170)	(223)	(183)	(358)
Interest receivable	**(102)**	(82)	(62)	(184)	(135)
Other non-cash movements	**211**	(20)	181	190	329
Movements in working capital	**(1,043)**	(633)	(547)	(1,676)	(747)
	1,293	1,875	1,682	3,167	3,774
Movements in working capital					
Increase in inventories	**(591)**	(1,762)	(494)	(2,353)	(820)
Decrease (increase) in trade and other receivables	**5**	(462)	79	(458)	(209)
(Decrease) increase in trade and other payables	**(457)**	1,591	(131)	1,134	282
	(1,043)	(633)	(547)	(1,676)	(747)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended June 2008 Unaudited	Quarter ended March 2008 Unaudited	Quarter ended June 2007 Unaudited	Six months ended June 2008 Unaudited	Six months ended June 2007 Unaudited
Cash flows from operating activities					
Receipts from customers	**990**	953	783	1,943	1,563
Payments to suppliers and employees	**(826)**	(705)	(545)	(1,531)	(1,037)
Cash generated from operations	**164**	248	238	412	526
Cash utilised by discontinued operations	**(2)**	-	(1)	(2)	(3)
Taxation paid	**(70)**	(59)	(77)	(129)	(123)
Net cash inflow from operating activities	**91**	189	160	280	400
Cash flows from investing activities					
Capital expenditure	**(304)**	(257)	(249)	(561)	(446)
Acqusition of assets	**-**	-	(40)	-	(40)
Disposal of subsidiary net of cash	**29**	-	-	29	-
Proceeds from disposal of tangible assets	**3**	30	13	32	15
Proceeds from disposal of assets of discontinued operations	**10**	-	1	10	1
Other investments acquired	**(10)**	(35)	(2)	(45)	(8)
Associate loans and acquisitions	**-**	4	9	4	-
Proceeds from disposal of investments	**13**	28	4	41	6
(Increase) decrease in cash restricted for use	**(16)**	(6)	14	(23)	(12)
Interest received	**13**	11	7	24	15
Net loans advanced	**-**	-	3	-	-
Cash utilised for hedge book settlement	**(94)**	-	-	(94)	-
Net cash outflow from investing activities	**(357)**	(226)	(241)	(583)	(467)
Cash flows from financing activities					
Proceeds from issue of share capital	**3**	9	5	11	19
Share issue expenses	**-**	-	(1)	-	(1)
Proceeds from borrowings	**248**	173	103	421	130
Repayment of borrowings	**(10)**	(31)	(26)	(41)	(46)
Finance costs	**(4)**	(34)	(5)	(38)	(34)
Advanced proceeds from rights offer	**1**	-	-	1	-
Dividends paid	**(6)**	(19)	(9)	(25)	(103)
Net cash inflow (outflow) from financing activities	**232**	97	67	330	(34)
Net (decrease) increase in cash and cash equivalents	**(34)**	60	(14)	27	(101)
Translation	**18**	(42)	11	(24)	4
Cash and cash equivalents at beginning of period	**515**	496	400	496	495
Net cash and cash equivalents at end of period	**500**	515	398	500	398
Cash generated from operations					
(Loss) profit before taxation	**(20)**	(131)	174	(151)	261
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**165**	345	15	510	111
Amortisation of tangible assets	**153**	144	143	296	274
Finance costs and unwinding of obligations	**28**	35	31	63	59
Environmental, rehabilitation and other expenditure	**(4)**	12	(2)	7	(5)
Operating special items	**(36)**	(11)	(12)	(47)	(14)
Amortisation of intangible assets	**-**	-	-	1	1
Deferred stripping	**1**	(26)	(19)	(25)	(33)
Fair value adjustment on option components of convertible bond	**(2)**	(23)	(32)	(24)	(51)
Interest receivable	**(13)**	(11)	(9)	(24)	(19)
Other non-cash movements	**27**	(3)	25	24	46
Movements in working capital	**(136)**	(82)	(76)	(219)	(106)
	164	248	238	412	526
Movements in working capital					
Increase in inventories	**(111)**	(59)	(102)	(170)	(115)
(Increase) decrease in trade and other receivables	**(8)**	(21)	3	(28)	(29)
(Decrease) increase in trade and other payables	**(18)**	(3)	23	(21)	39
	(136)	(82)	(76)	(219)	(106)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

SA Rand million	Six months ended June 2008 Unaudited	Year ended December 2007 Audited	Six months ended June 2007 Unaudited
Actuarial loss on pension and post-retirement benefits	-	(99)	-
Net loss on cash flow hedges removed from equity and reported in gold sales	1,017	1,421	540
Net loss on cash flow hedges	(763)	(1,173)	(67)
Hedge (effectiveness) ineffectiveness	(2)	69	-
(Loss) gain on available-for-sale financial assets	(67)	8	-
Deferred taxation on items above	(51)	36	(74)
Translation	4,108	(169)	376
Net income recognised directly in equity	4,242	93	775
(Loss) profit for the period	(4,419)	(4,047)	1,057
Total recognised (expense) income for the period	(177)	(3,954)	1,832
Attributable to:			
Equity shareholders	(438)	(4,169)	1,705
Minority interest	261	215	127
	(177)	(3,954)	1,832

US Dollar million			
Actuarial loss on pension and post-retirement benefits	-	(14)	-
Net loss on cash flow hedges removed from equity and reported in gold sales	134	202	78
Net loss on cash flow hedges	(100)	(168)	(10)
Hedge ineffectiveness	-	10	-
(Loss) gain on available-for-sale financial assets	(9)	1	-
Deferred taxation on items above	(6)	5	(11)
Translation	351	6	50
Net income recognised directly in equity	370	42	107
(Loss) profit for the period	(283)	(636)	148
Total recognised income (expense) for the period	87	(594)	255
Attributable to:			
Equity shareholders	62	(627)	237
Minority interest	25	33	18
	87	(594)	255

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2008

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2008, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2008.

2. Revenue

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**7,508**	7,245	5,222	14,753	10,886	**968**	958	739	1,926	1,522
By-products (note 3)	**110**	145	178	254	323	**14**	19	25	33	45
Interest received	**102**	82	62	184	135	**13**	11	9	24	19
	7,720	7,471	5,461	15,191	11,343	**996**	987	773	1,983	1,586

3. Cost of sales

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(4,168)**	(3,770)	(3,176)	(7,937)	(6,274)	**(537)**	(500)	(449)	(1,036)	(878)
By-products revenue (note 2)	**110**	145	178	254	323	**14**	19	25	33	45
By-products cash operating costs	**(159)**	(107)	(143)	(265)	(243)	**(21)**	(14)	(20)	(35)	(34)
	(4,217)	(3,732)	(3,141)	(7,948)	(6,194)	**(544)**	(495)	(444)	(1,038)	(867)
Other cash costs	**(207)**	(251)	(165)	(459)	(342)	**(27)**	(33)	(23)	(60)	(48)
Total cash costs	**(4,424)**	(3,983)	(3,305)	(8,407)	(6,537)	**(570)**	(528)	(468)	(1,098)	(915)
Retrenchment costs	**(15)**	(26)	(9)	(42)	(16)	**(2)**	(3)	(1)	(5)	(2)
Rehabilitation and other non-cash costs	**(15)**	(106)	(19)	(120)	(39)	**(2)**	(14)	(3)	(15)	(5)
Production costs	**(4,454)**	(4,115)	(3,333)	(8,569)	(6,591)	**(574)**	(545)	(471)	(1,119)	(923)
Amortisation of tangible assets	**(1,184)**	(1,082)	(1,009)	(2,266)	(1,957)	**(153)**	(144)	(143)	(296)	(274)
Amortisation of intangible assets	**(4)**	(4)	(3)	(8)	(7)	**–**	–	–	(1)	(1)
Total production costs	**(5,642)**	(5,201)	(4,346)	(10,843)	(8,556)	**(727)**	(689)	(615)	(1,416)	(1,198)
Inventory change	**236**	209	214	445	200	**30**	28	30	58	28
	(5,406)	(4,992)	(4,132)	(10,398)	(8,356)	**(698)**	(661)	(585)	(1,359)	(1,169)

Rounding of figures may result in computational discrepancies.

4. (Loss) gain on non-hedge derivatives and other commodity contracts

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
(Loss) gain on realised non-hedge derivatives	(249)	(158)	598	(407)	990	(32)	(22)	84	(54)	139
Realised loss on other commodity contracts	(128)	–	–	(128)	–	(16)	–	–	(16)	–
Loss on accelerated settlement of non-hedge derivatives	(8,635)	–	–	(8,635)	–	(1,089)	–	–	(1,089)	–
Gain (loss) on unrealised non-hedge derivatives	7,673	(5,464)	99	2,210	(902)	899	(353)	(28)	547	(127)
Unrealised gain (loss) on other commodity physical borrowings	19	(10)	19	9	(28)	2	(1)	3	1	(4)
Provision reversed for loss on future deliveries of other commodities	3	20	125	23	119	–	3	18	3	17
(Loss) gain on non-hedge derivatives and other commodity contracts	(1,316)	(5,612)	840	(6,928)	178	(235)	(373)	77	(608)	25

5. Other operating (expenses) income

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	(24)	(24)	(25)	(48)	(50)	(3)	(3)	(3)	(6)	(7)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	(27)	60	(6)	33	(27)	(3)	8	(1)	5	(4)
Miscellaneous	3	(4)	(12)	(1)	(14)	–	(1)	(2)	(1)	(2)
	(48)	32	(43)	(16)	(91)	(6)	4	(6)	(2)	(13)

6. Operating special items

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reimbursement (under provision) of indirect tax expenses	49	–	(6)	49	(6)	6	–	(1)	6	(1)
Impairment of tangible assets (note 9)	(1)	(3)	–	(4)	(1)	–	–	–	–	–
Recovery of loan	–	–	–	–	21	–	–	–	–	3
ESOP and BEE costs resulting from rights offer	(76)	–	–	(76)	–	(10)	–	–	(10)	–
Profit on disposal and abandonment of assets (note 9)	272	85	92	357	86	35	11	13	46	12
Profit on disposal of investment in subsidiary (note 9)	29	–	–	29	–	4	–	–	4	–
	273	82	86	355	101	36	11	12	47	14

Rounding of figures may result in computational discrepancies.

7. Taxation

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Current tax										
Normal taxation	**(270)**	(577)	(333)	(847)	(775)	**(36)**	(77)	(46)	(111)	(108)
Disposal of tangible assets (note 9)	**(3)**	(2)	(18)	(5)	(22)	**–**	–	(3)	(1)	(3)
(Under) over provision prior year	**(28)**	14	23	(14)	(44)	**(4)**	2	3	(2)	(6)
	(301)	(565)	(328)	(866)	(841)	**(40)**	(75)	(46)	(114)	(117)
Deferred taxation										
Temporary differences	**604**	(151)	31	452	32	**76**	(20)	4	55	4
Unrealised non-hedge derivatives and other commodity contracts	**(1,545)**	590	22	(954)	104	**(194)**	72	4	(122)	15
Disposal of tangible assets (note 9)	**7**	(11)	(6)	(4)	(10)	**1**	(1)	(1)	–	(1)
Change in estimated deferred tax rate	**–**	–	(90)	–	(90)	**–**	–	(13)	–	(13)
Change in statutory tax rate	**–**	189	–	189	–	**–**	25	–	25	–
	(934)	617	(43)	(317)	36	**(117)**	76	(6)	(42)	5
Total taxation	**(1,235)**	52	(371)	(1,183)	(805)	**(157)**	1	(52)	(156)	(112)

8. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**–**	–	2	–	4	**–**	–	–	–	1
Cost of sales	**(12)**	(5)	(5)	(17)	(10)	**(2)**	(1)	(1)	(2)	(1)
Gross loss	**(12)**	(5)	(2)	(17)	(6)	**(2)**	(1)	(1)	(2)	(1)
Profit on disposal of assets	**217**	–	–	217	–	**27**	–	–	27	–
Other income	**3**	3	–	5	–	**–**	1	–	1	–
Profit (loss) before taxation	**207**	(2)	(2)	205	(6)	**26**	–	(1)	26	(1)
Normal tax	**(22)**	–	(3)	(22)	(3)	**(3)**	–	–	(3)	–
Deferred tax on disposal of assets (note 9)	**6**	–	–	6	–	**1**	–	–	1	–
Other deferred tax	**–**	(1)	1	(1)	(1)	**–**	–	–	–	–
Net profit (loss) attributable to discontinued operations	**191**	(3)	(4)	188	(10)	**24**	–	(1)	24	(1)

The pre-tax profit on disposal of the assets amounting to $27million (R217 million) relates to the remaining moveable and immovable assets of Ergo that was sold by the Company to a consortium of Mintails South Africa (Pty) Ltd/DRD South African Operations (Pty) Ltd Joint Venture. The transaction was approved by the Competition Commissioner during May 2008 and the Joint Venture will operate, for its own account, under the AngloGold Ashanti authorisations until the new order mining rights have been obtained and transferred to the Joint Venture.

Rounding of figures may result in computational discrepancies.

9. Headline (loss) earnings

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:										
(Loss) profit attributable to equity shareholders	(817)	(3,812)	1,083	(4,630)	933	(168)	(142)	111	(310)	131
Impairment of tangible assets (note 6)	1	3	–	4	1	–	–	–	–	–
Profit on disposal and abandonment of assets (note 6)	(272)	(85)	(92)	(357)	(86)	(35)	(11)	(13)	(46)	(12)
Profit on disposal of investment in subsidiary (note 6)	(29)	–	–	(29)	–	(4)	–	–	(4)	–
Profit on disposal of discontinued assets (note 8)	(217)	–	–	(217)	–	(27)	–	–	(27)	–
Impairment of investment in associate	13	1	50	14	50	2	–	7	2	7
Profit on disposal of assets in associate	(23)	–	–	(23)	–	(3)	–	–	(3)	–
Taxation on items above – current portion (note 7)	3	2	18	5	22	–	–	3	1	3
Taxation on items above – deferred portion (note 7)	(7)	11	6	4	10	(1)	1	1	–	1
Discontinued operation – Taxation on item above (note 8)	(6)	–	–	(6)	–	(1)	–	–	(1)	–
Headline (loss) earnings	**(1,354)**	**(3,880)**	**1,066**	**(5,234)**	**930**	**(237)**	**(151)**	**109**	**(388)**	**130**
Cents per share [1]										
Headline (loss) earnings	(479)	(1,376)	379	(1,853)	331	(84)	(54)	39	(137)	46

[1] *Calculated on the basic weighted average number of ordinary shares.*

10. Shares

	Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Authorised:					
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid:					
Ordinary shares in issue	277,894,808	277,745,007	276,836,030	277,894,808	276,836,030
E ordinary shares in issue	4,042,865	4,104,635	4,115,930	4,042,865	4,115,930
Total ordinary shares:	281,937,673	281,849,642	280,951,960	281,937,673	280,951,960
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:					
Ordinary shares	277,825,711	277,658,759	276,792,157	277,742,234	276,619,448
E ordinary shares	4,064,751	4,122,800	4,152,725	4,093,776	4,150,888
Fully vested options	607,752	280,789	308,961	630,553	359,980
Weighted average number of shares	282,498,214	282,062,348	281,253,843	282,466,563	281,130,316
Dilutive potential of share options	–	–	568,077	–	619,872
Diluted number of ordinary shares [1]	282,498,214	282,062,348	281,821,920	282,466,563	281,750,188

[1] *The basic and diluted number of ordinary shares is the same for the March 2008 quarter, June 2008 quarter and period ended six months June 2008 as the effects of shares for performance related options are anti-dilutive.*

Rounding of figures may result in computational discrepancies.

11. Share capital and premium

	As at				As at			
	Jun 2008 Unaudited	Mar 2008 Unaudited	Dec 2007 Audited	Jun 2007 Unaudited	Jun 2008 Unaudited	Mar 2008 Unaudited	Dec 2007 Audited	Jun 2007 Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	**23,322**	23,322	23,045	23,045	**3,425**	3,425	3,292	3,292
Ordinary shares issued	**112**	73	283	146	**15**	10	40	19
E ordinary shares cancelled	**(10)**	(5)	(6)	(9)	**(1)**	(1)	(1)	(1)
Translation	**–**	–	–	–	**(448)**	(544)	94	(7)
Sub-total	**23,424**	23,391	23,322	23,182	**2,991**	2,890	3,425	3,303
Redeemable preference shares held within the group	**(312)**	(312)	(312)	(312)	**(40)**	(39)	(46)	(44)
Ordinary shares held within the group	**(282)**	(288)	(292)	(289)	**(36)**	(36)	(43)	(41)
E ordinary shares held within the group	**(335)**	(343)	(347)	(344)	**(43)**	(42)	(51)	(49)
Balance at end of period	**22,495**	22,448	22,371	22,237	**2,872**	2,773	3,285	3,169

12. Retained earnings and other reserves

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial (losses) gains	Other comprehensive income	Total
SA Rand million						
Balance at December 2006	(214)	138	436	(45)	(1,503)	(1,188)
Profit attributable to equity shareholders	933					933
Dividends	(668)					(668)
Net loss on cash flow hedges removed from equity and reported in gold sales					536	536
Net loss on cash flow hedges					(67)	(67)
Deferred taxation on cash flow hedges					(74)	(74)
Share-based payment for share awards and BEE transaction					117	117
Translation			385		(8)	377
Balance at June 2007	51	138	821	(45)	(999)	(34)
Balance at December 2007	(5,524)	138	338	(108)	(1,011)	(6,167)
Deferred taxation rate change				(3)		(3)
Loss attributable to equity shareholders	(4,630)					(4,630)
Dividends	(148)					(148)
Transfers to foreign currency translation reserve	(12)		12			–
Disposal of subsidiary					(6)	(6)
Net loss on cash flow hedges removed from equity and reported in gold sales					1,005	1,005
Net loss on cash flow hedges					(758)	(758)
Hedge ineffectiveness					(2)	(2)
Deferred taxation on cash flow hedges and hedge effectiveness					(64)	(64)
Loss on available-for-sale financial assets					(67)	(67)
Deferred taxation on available-for-sale financial assets					16	16
Share-based payment for share awards and BEE transaction					186	186
Translation			4,175	2	(112)	4,065
Balance at June 2008	(10,314)	138	4,525	(109)	(813)	(6,573)

Rounding of figures may result in computational discrepancies.

12. Retained earnings and other reserves cont.

US Dollar million	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial (losses) gains	Other omprehen-sive income	Total
Balance at December 2006	(209)	20	241	(6)	(215)	(169)
Profit attributable to equity shareholders	131					131
Dividends	(90)					(90)
Net loss on cash flow hedges removed from equity and reported in gold sales					77	77
Net loss on cash flow hedges					(10)	(10)
Deferred taxation on cash flow hedges					(11)	(11)
Share-based payment for share awards and BEE transaction					17	17
Translation			50			50
Balance at June 2007	(168)	20	291	(6)	(142)	(5)
Balance at December 2007	(1,020)	20	258	(16)	(148)	(906)
Deferred taxation rate change						–
Loss attributable to equity shareholders	(310)					(310)
Dividends	(18)					(18)
Transfers to foreign currency translation reserve	(2)		2			–
Disposal of subsidiary					(1)	(1)
Net loss on cash flow hedges removed from equity and reported in gold sales					132	132
Net loss on cash flow hedges					(99)	(99)
Hedge ineffectiveness					–	–
Deferred taxation on cash flow hedges and hedge effectiveness					(8)	(8)
Loss on available-for-sale financial assets					(9)	(9)
Deferred taxation on available-for-sale financial assets					2	2
Share-based payment for share awards and BEE transaction					24	24
Translation		(2)	351	2	3	354
Balance at June 2008	(1,350)	18	611	(14)	(104)	(839)

13. Minority interests

	As at				As at			
	Jun 2008 Unaudited	Mar 2008 Unaudited	Dec 2007 Audited	Jun 2007 Unaudited	Jun 2008 Unaudited	Mar 2008 Unaudited	Dec 2007 Audited	Jun 2007 Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	**429**	429	436	436	**63**	63	62	62
Profit for the period	**211**	90	222	124	**27**	11	32	17
Dividends paid	**(53)**	(4)	(131)	(88)	**(7)**	(1)	(19)	(12)
Acquisition of minority interest [(1)]	**–**	–	(91)	–	**–**	–	(13)	–
Net loss on cash flow hedges removed from equity and reported in gold sales	**12**	6	14	4	**2**	1	2	1
Net loss on cash flow hedges	**(5)**	(5)	(12)	–	**(1)**	(1)	(2)	–
Translation	**43**	60	(9)	(1)	**(3)**	(2)	1	–
Balance at end of period	**637**	576	429	475	**81**	71	63	68

(1) With effect 1 September 2007, AngloGold Ashanti acquired the remaining 15% minorities of Iduapriem.

Rounding of figures may result in computational discrepancies.

14. Derivatives

Hedge book delta reduced by 2.71Moz during the quarter, ahead of schedule.

15. Trade, other payables and deferred income

The amount of $1,616m (R12,658m) as at 30 June 2008 includes an accrual for the accelerated cancellation of non-hedge derivative contracts amounting to $1,009m (R7,900m). These accruals were cash settled during the month of July 2008.

16. Exchange rates

	Jun 2008 Unaudited	Mar 2008 Unaudited	Jun 2007 Unaudited	Dec 2007 Unaudited
Rand/US dollar average for the year to date	**7.64**	7.52	7.14	7.03
Rand/US dollar average for the quarter	**7.76**	7.52	7.07	6.76
Rand/US dollar closing	**7.83**	8.09	7.02	6.81
Rand/Australian dollar average for the year to date	**7.08**	6.84	5.78	5.89
Rand/Australian dollar average for the quarter	**7.32**	6.84	5.88	6.00
Rand/Australian dollar closing	**7.54**	7.40	5.96	5.98
BRL/US dollar average for the year to date	**1.70**	1.74	2.04	1.95
BRL/US dollar average for the quarter	**1.65**	1.74	1.97	1.78
BRL/US dollar closing	**1.59**	1.74	1.92	1.78

17. Capital commitments

	Jun 2008 Unaudited	Mar 2008 Unaudited	Jun 2007 Unaudited	Dec 2007 Audited	Jun 2008 Unaudited	Mr 2008 Unaudited	Jun 2007 Unaudited	Dec 2007 Audited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**7,510**	3,697	4,216	2,968	**948**	457	601	436

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.

18. Contingent liabilities

AngloGold Ashanti's material contingent liabilities at 30 June 2008 are detailed below:

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations. AGA is involved in Task Teams and other structures to find long term sustainable solutions for this risk, together with industry partners and government. There is too little foundation for the accurate estimate of a liability and thus no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($13m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47m. Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $29m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now discussing the case at the judicial sphere. The company's attributable share of the assessment is approximately $9m.

Tax Disputes – Brazil – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve seven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $12m.

19. **Concentration of risk**

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government amounts to an attributable $52m at 30 June 2008 (31 March 2008: attributable $47m). The last audited value added tax return was for the period ended 31 March 2007 and at the balance sheet date an attributable $23m was still outstanding and $29m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government amounts to an attributable $7m at 30 June 2008 (31 March 2008: attributable $6m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. An attributable $5m is still subject to authorisation by the authorities. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of the outstanding amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $15m at 30 June 2008 (31 March 2008: $17m). The last audited value added tax return was for the period ended 30 April 2008 and at the balance sheet date $15m was still outstanding which has been subjected to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

- Reimbursable fuel duties from the Tanzanian government amounts to $41m at 30 June 2008 (31 March 2008: $36m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $26m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $15m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

20. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

21. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

22. Announcements

On 6 May 2008, AngloGold Ashanti announced the retirement of Mrs E Le R Bradley from the board effective 6 May 2008.

On 6 May 2008, AngloGold Ashanti announced the completion of the initial JORC-compliant resource estimate for the La Colosa deposit, the second significant greenfields discovery (Gramalote being the first) in Colombia, which was discovered by AngloGold Ashanti's Colombian greenfields exploration team during 2006. The Project which is 100% owned by AngloGold Ashanti and is located 150km west of Colombia's capital city, Bogota, in the department of Tolima and is expected to yield some 12.9Moz of inferred Mineral Resource at a gold price of $1,000/oz.

On 15 May 2008, AngloGold Ashanti announced that it had terminated the process related to its proposed sale of its interests in Morila Limited, due to the fact that no proposals were received which met the company's value criteria for such a sale. AngloGold Ashanti will remain a joint venture partner in Morila Limited, together with Randgold Resources Limited and consequently, through Morila Limited, a joint venture partner together with the Government of Mali in Morila SA. Randgold Resources will continue as the operator of Morila Gold Mine.

On 16 May 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9% direct interest in B2Gold and increase B2Gold's interest in certain Colombian properties, as announced on 14 February 2008

On 29 May 2008, AngloGold Ashanti announced its amendment to the merger agreement to acquire 100% of Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from 0.29 AngloGold Ashanti ADRs to 0.3123 AngloGold Ashanti ADRs to account for the effects of the AngloGold Ashanti rights offer announced on 23 May 2008. GCGC shareholders approved the merger on 30 June 2008 at a general meeting and the merger became effective on 1 July 2008 at which time, AngloGold Ashanti acquired the remaining 33% shareholding in CC&V. A total of 3,181,198 AngloGold Ashanti ADRs were issued pursuant to this transaction.

On 26 June 2008, AngloGold Ashanti announced that the Johannesburg High Court ruled that the exception lodged by AngloGold Ashanti in respect of Mr Thembekile Mankayi's claim for damages against the company had been upheld. Mr Mankayi had lodged a R2.7m claim in respect of occupational lung disease allegedly sustained during his employment at AngloGold Ashanti's then Vaal Reefs mine in the 1990s. The finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.

On 30 June 2008, AngloGold Ashanti announced further changes to its Executive Management as part of its previously announced transformation.

Shareholders at a general meeting held on 22 May 2008 approved the issue of new ordinary shares to AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of 6 July 2008. The Final terms of the rights offer were announced on 23 May 2008 resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On 7 July 2008, AngloGold Ashanti announced that the rights offer closed on 4 July 2008 and that 68,105,143 shares had been subscribed for (98% of rights offered) which shares were issued on 7 July 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or 576.5%) had been received and the remaining 1,365,299 shares were issued on 11 July 2008. A total of R13.477bn was raised.

On 29 July 2008, AngloGold Ashanti announced the resignation of Simon Thompson from the board, effective 28 July 2008.

23. **Dividend**

The directors have today declared Interim Dividend No. 104 (Interim Dividend No. 102: 90) of 50 South African cents per ordinary share for the six months ended 30 June 2008. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share

	2008
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 14 August
Last date to trade ordinary shares cum dividend	Friday, 15 August
Last date to register transfers of certificated securities cum dividend	Friday, 15 August
Ordinary shares trade ex dividend	Monday, 18 August
Record date	Friday, 22 August
Payment date	Friday, 29 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 18 August 2008 and Friday, 22 August 2008, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share

	2008
Ex dividend on New York Stock Exchange	Wednesday, 20 August
Record date	Friday, 22 August
Approximate date for currency conversion	Friday, 29 August
Approximate payment date of dividend	Monday, 8 September

Assuming an exchange rate of R7.3605/$1, the dividend payable on an ADS is equivalent to 6.7 US cents. This compares with the final dividend of 6.6 US cents per ADS paid on 17 March 2008. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share

	2008
Last date to trade and to register GhDSs cum dividend	Friday, 15 August
GhDSs trade ex dividend	Monday, 18 August
Record date	Friday, 22 August
Approximate payment date of dividend	Monday, 1 September

Assuming an exchange rate of R1/¢0.1561, the dividend payable per GhDS is equivalent to 0.78 cedis. This compares with the final dividend of 0.065 cedis per Ghanaian Depositary Share (GhDS) paid on 10 March 2008. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

In addition, directors have today declared Interim Dividend No. E4 (Interim Dividend No E2: 45) of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends are payable on 29 August 2008.

By order of the Board

R P EDEY
Chairman
30 July 2008

M CUTIFANI
Chief Executive Officer

Segmental reporting

for the quarter and six months ended 30 June 2008

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended Jun 2008 Unaudited	Quarter ended Mar 2008 Unaudited	Quarter ended Jun 2007 Unaudited	Six months ended Jun 2008 Unaudited	Six months ended Jun 2007 Unaudited	Quarter ended Jun 2008 Unaudited	Quarter ended Mar 2008 Unaudited	Quarter ended Jun 2007 Unaudited	Six months ended Jun 2008 Unaudited	Six months ended Jun 2007 Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**3,124**	2,450	2,281	5,574	4,746	**402**	324	323	726	663
Argentina	**29**	316	252	345	518	**4**	41	36	45	72
Australia	**92**	727	483	819	1,036	**14**	96	68	110	145
Brazil	**270**	757	468	1,027	960	**36**	101	66	137	134
Ghana	**1,241**	835	567	2,077	1,117	**159**	110	80	269	156
Guinea	**768**	673	304	1,441	684	**99**	89	43	188	95
Mali	**(241)**	588	429	347	946	**(29)**	78	61	49	132
Namibia	**17**	84	88	101	182	**2**	11	12	14	25
Tanzania	**1,426**	445	163	1,872	349	**181**	59	23	240	49
USA	**782**	369	187	1,151	348	**100**	48	26	148	49
	7,508	7,245	5,222	14,753	10,886	**968**	958	739	1,926	1,522
Gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts										
South Africa	**(3,045)**	1,013	741	(2,032)	1,541	**(381)**	130	105	(251)	215
Argentina	**(210)**	62	97	(148)	202	**(27)**	8	14	(19)	28
Australia	**(659)**	168	212	(491)	444	**(83)**	23	30	(60)	62
Brazil	**(482)**	299	225	(182)	479	**(60)**	40	32	(20)	67
Ghana	**(832)**	90	87	(741)	149	**(105)**	12	12	(93)	21
Guinea	**(203)**	205	7	2	56	**(25)**	27	1	2	8
Mali	**(696)**	195	147	(500)	330	**(87)**	26	21	(62)	46
Namibia	**(66)**	22	26	(44)	55	**(8)**	3	4	(5)	8
Tanzania	**(526)**	(98)	81	(624)	68	**(66)**	(13)	11	(79)	9
USA	**(300)**	167	111	(133)	218	**(37)**	22	16	(15)	31
Other	**110**	(28)	(46)	79	(22)	**14**	(4)	(7)	10	(3)
	(6,909)	2,095	1,688	(4,814)	3,520	**(866)**	274	239	(592)	492
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives										
South Africa	**838**	1,013	741	1,851	1,541	**108**	130	105	238	215
Argentina	**(54)**	62	97	8	202	**(7)**	8	14	1	28
Australia	**78**	168	212	246	444	**10**	23	30	33	62
Brazil	**299**	299	225	598	479	**39**	40	32	79	67
Ghana	**(6)**	90	87	84	149	**(1)**	12	12	11	21
Guinea	**176**	205	7	381	56	**23**	27	1	50	8
Mali	**174**	195	147	370	330	**22**	26	21	48	46
Namibia	**1**	22	26	23	55	**-**	3	4	3	8
Tanzania	**(36)**	(98)	81	(133)	68	**(4)**	(13)	11	(17)	9
USA	**146**	167	111	313	218	**19**	22	16	41	31
Other	**110**	(28)	(46)	79	(22)	**14**	(4)	(7)	10	(3)
	1,726	2,095	1,688	3,821	3,520	**223**	274	239	497	492

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended Jun 2008 Unaudited	Quarter ended Mar 2008 Unaudited	Quarter ended Jun 2007 Unaudited	Six months ended Jun 2008 Unaudited	Six months ended Jun 2007 Unaudited	Quarter ended Jun 2008 Unaudited	Quarter ended Mar 2008 Unaudited	Quarter ended Jun 2007 Unaudited	Six months ended Jun 2008 Unaudited	Six months ended Jun 2007 Unaudited
	kg					oz (000)				
Gold production										
South Africa	**16,867**	15,498	18,083	32,365	35,708	**542**	498	581	1,041	1,148
Argentina	**842**	856	1,569	1,698	3,172	**27**	28	50	55	102
Australia	**3,529**	3,707	4,631	7,236	9,236	**114**	119	149	233	297
Brazil	**3,224**	2,892	3,006	6,116	5,808	**104**	93	97	197	187
Ghana	**3,888**	4,189	4,198	8,077	8,173	**125**	135	135	260	263
Guinea	**2,682**	2,901	1,992	5,583	4,262	**86**	93	64	179	137
Mali	**3,291**	2,923	3,164	6,214	6,518	**106**	94	102	200	210
Namibia	**503**	469	621	972	1,235	**16**	15	20	31	40
Tanzania	**2,309**	1,984	2,553	4,293	4,965	**74**	64	82	138	160
USA	**1,849**	1,791	2,142	3,639	4,122	**59**	58	69	117	133
	38,984	37,210	41,958	76,194	83,198	**1,253**	1,196	1,349	2,450	2,675

	Quarter ended Jun 2008 Unaudited	Quarter ended Mar 2008 Unaudited	Quarter ended Jun 2007 Unaudited	Six months ended Jun 2008 Unaudited	Six months ended Jun 2007 Unaudited	Quarter ended Jun 2008 Unaudited	Quarter ended Mar 2008 Unaudited	Quarter ended Jun 2007 Unaudited	Six months ended Jun 2008 Unaudited	Six months ended Jun 2007 Unaudited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**654**	525	540	1,178	1,013	**84**	70	76	154	142
Argentina	**31**	37	30	68	55	**4**	5	4	9	8
Australia	**824**	803	543	1,627	885	**106**	107	77	213	124
Brazil	**230**	178	268	408	532	**30**	24	38	53	75
Ghana	**259**	196	232	454	423	**33**	26	33	59	59
Guinea	**49**	44	38	92	52	**6**	6	5	12	7
Mali	**10**	13	13	23	25	**1**	2	2	3	3
Namibia	**32**	14	6	47	8	**4**	2	1	6	1
Tanzania	**200**	25	34	225	59	**26**	3	5	29	8
USA	**50**	90	26	140	74	**6**	12	4	18	10
Other	**18**	5	250	24	270	**4**	1	34	5	39
	2,357	1,930	1,979	4,287	3,396	**304**	257	279	561	476

	As at Jun 2008 Unaudited	As at Mar 2008 Unaudited	As at Dec 2007 Audited	As at Jun 2007 Unaudited	As at Jun 2008 Unaudited	As at Mar 2008 Unaudited	As at Dec 2007 Audited	As at Jun 2007 Unaudited
	SA Rand million				US Dollar million			
Total assets								
South Africa	**17,488**	16,149	15,616	15,069	**2,233**	1,995	2,293	2,148
Argentina	**1,744**	1,995	1,659	1,681	**223**	246	244	240
Australia	**12,632**	11,404	8,705	7,611	**1,613**	1,409	1,278	1,085
Brazil	**6,271**	5,818	4,826	4,369	**801**	719	709	623
Ghana	**15,550**	15,964	13,301	13,018	**1,985**	1,972	1,953	1,855
Guinea	**2,570**	2,634	2,127	1,934	**328**	325	312	276
Mali	**2,967**	3,072	2,399	2,277	**379**	380	352	324
Namibia	**599**	555	536	479	**76**	69	79	68
Tanzania	**11,643**	11,519	9,654	9,645	**1,486**	1,423	1,418	1,375
USA	**4,351**	4,284	3,608	3,551	**555**	529	530	506
Other	**4,409**	5,359	4,450	4,640	**562**	664	652	661
	80,224	78,752	66,881	64,274	**10,241**	9,731	9,820	9,161

Rounding of figures may result in computational discrepancies.

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline (loss) earnings (note 9)	**(1,354)**	(3,880)	1,066	(5,234)	930	**(237)**	(151)	109	(388)	130
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(7,696)**	5,454	(242)	(2,242)	812	**(901)**	351	8	(551)	114
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 7)	**1,545**	(590)	(22)	954	(104)	**194**	(72)	(4)	122	(15)
Fair value adjustment on option component of convertible bond	**(12)**	(170)	(223)	(183)	(358)	**(2)**	(23)	(32)	(24)	(51)
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**(7,518)**	813	578	(6,705)	1,280	**(946)**	105	82	(842)	179
Cents per share [2]										
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**(2,661)**	288	206	(2,374)	455	**(335)**	37	29	(298)	64

[1] *(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*

  - Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and

  - Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:

  - The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;

  - Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;

  - In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;

  - The unrealised fair value change on the option component of the convertible bond; and

  - The unrealised fair value change on the onerous uranium contracts.

[2] *Calculated on the basic weighted average number of ordinary shares.*

B   Gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts:										
Gross profit (loss)	**787**	(3,359)	1,930	(2,573)	2,708	**36**	(77)	231	(41)	378
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(7,696)**	5,454	(242)	(2,242)	812	**(901)**	351	8	(551)	114
Gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts	**(6,909)**	2,095	1,688	(4,814)	3,520	**(866)**	274	239	(592)	492
Loss on accelerated settlement of non-hedge derivatives (note 4)	**8,635**	-	-	8,635	-	**1,089**	-	-	1,089	-
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives	**1,726**	2,095	1,688	3,821	3,520	**223**	274	239	497	492

Rounding of figures may result in computational discrepancies.

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
C Price received										
Gold income (note 2)	**7,508**	7,245	5,222	14,753	10,886	**968**	958	739	1,926	1,522
Adjusted for minority interests	**(339)**	(263)	(226)	(603)	(463)	**(43)**	(35)	(32)	(78)	(65)
	7,169	6,982	4,996	14,150	10,423	**925**	923	707	1,848	1,457
(Loss) gain on realised non-hedge derivatives (note 4)	**(249)**	(158)	598	(407)	990	**(32)**	(22)	84	(54)	139
Loss on accelerated settlement of non-hedge derivatives (note 4)	**(8,635)**	-	-	(8,635)	-	**(1,089)**	-	-	(1,089)	-
Attributable gold income including realised non-hedge derivatives	**(1,715)**	6,824	5,594	5,108	11,413	**(196)**	901	791	705	1,596
Attributable gold sold - kg / - oz (000)	**38,704**	37,098	40,661	75,802	82,219	**1,244**	1,193	1,307	2,437	2,643
Revenue price per unit - R/kg / - $/oz	**(44,303)**	183,945	137,579	67,390	138,807	**(157)**	755	605	289	604
Attributable gold income including realised non-hedge derivatives as above	**(1,715)**	6,824	5,594	5,108	11,413	**(196)**	901	791	705	1,596
Loss on accelerated settlement of non-hedge derivatives (note 4)	**8,635**	-	-	8,635	-	**1,089**	-	-	1,089	-
Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives	**6,920**	6,824	5,594	13,743	11,413	**893**	901	791	1,793	1,596
Attributable gold sold - kg / - oz (000)	**38,704**	37,098	40,661	75,802	82,219	**1,244**	1,193	1,307	2,437	2,643
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz	**178,796**	183,945	137,579	181,303	138,807	**717**	755	605	736	604
D Total costs										
Total cash costs (note 3)	**4,424**	3,983	3,305	8,407	6,537	**570**	528	468	1,098	915
Adjusted for minority interests and non-gold producing companies	**(206)**	(96)	(127)	(298)	(180)	**(26)**	(13)	(18)	(39)	(25)
Total cash costs adjusted for minority interests and non-gold producing companies	**4,218**	3,887	3,178	8,109	6,357	**544**	515	450	1,060	890
Retrenchment costs (note 3)	**15**	26	9	42	16	**2**	3	1	5	2
Rehabilitation and other non-cash costs (note 3)	**15**	106	19	120	39	**2**	14	3	15	5
Amortisation of tangible assets (note 3)	**1,184**	1,082	1,009	2,266	1,957	**153**	144	143	296	274
Amortisation of intangible assets (note 3)	**4**	4	3	8	7	**-**	-	-	1	1
Adjusted for minority interests and non-gold producing companies	**(52)**	(37)	(33)	(88)	(67)	**(7)**	(5)	(5)	(11)	(9)
Total production costs adjusted for minority interests and non-gold producing companies	**5,384**	5,068	4,185	10,457	8,309	**694**	670	592	1,366	1,163
Gold produced - kg / - oz (000)	**38,984**	37,210	41,958	76,194	83,198	**1,253**	1,196	1,349	2,450	2,675
Total cash cost per unit - R/kg / -$/oz	**108,195**	104,461	75,724	106,429	76,406	**434**	430	333	433	333
Total production cost per unit - R/kg / -$/oz	**138,115**	136,200	99,734	137,238	99,872	**554**	561	439	558	435
E EBITDA										
Operating (loss) profit	**467**	(3,758)	1,527	(3,291)	1,866	**(4)**	(130)	174	(134)	260
Amortisation of tangible assets (note 3)	**1,184**	1,082	1,009	2,266	1,957	**153**	144	143	296	274
Amortisation of intangible assets (note 3)	**4**	4	3	8	7	**-**	-	-	1	1
Impairment of tangible assets (note 6)	**1**	3	-	4	1	**-**	-	-	-	-
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(7,696)**	5,454	(242)	(2,242)	812	**(901)**	351	8	(551)	114
Loss on realised other commodity contracts (note 4)	**128**	-	-	128	-	**16**	-	-	16	-
Loss on accelerated settlement of non-hedge derivatives (note 4)	**8,635**	-	-	8,635	-	**1,089**	-	-	1,089	-
Share of associates' EBITDA	**2**	1	(2)	3	(4)	**-**	-	-	-	(1)
Discontinued operations EBITDA (note 8)	**(12)**	(5)	(2)	(17)	(6)	**(2)**	(1)	(1)	(2)	(1)
Profit on disposal and abandonment of assets (note 6)	**(272)**	(85)	(92)	(357)	(86)	**(35)**	(11)	(13)	(46)	(12)
Profit on disposal of investment in subsidiary (note 6)	**(29)**	-	-	(29)	-	**(4)**	-	-	(4)	-
	2,411	2,698	2,201	5,107	4,547	**311**	354	311	665	635

Rounding of figures may result in computational discrepancies.

		Quarter ended			Six months ended		Quarter ended			Six months ended	
		Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007	Jun 2008	Mar 2008	Jun 2007	Jun 2008	Jun 2007
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million					US Dollar million				
F	**Interest cover**										
	EBITDA (note E)	**2,411**	2,698	2,201	5,107	4,547	**311**	354	311	665	635
	Finance costs	**216**	265	220	481	419	**28**	35	31	63	59
	Capitalised finance costs	**64**	45	12	109	24	**8**	6	2	14	3
		280	310	232	590	443	**36**	41	33	77	62
	Interest cover - times	**9**	9	9	9	10	**9**	9	9	9	10
G	**Free cash flow**										
	Net cash inflow from operating activities	**733**	1,432	1,128	2,165	2,878	**91**	189	160	280	400
	Stay-in-business capital expenditure	**(1,123)**	(852)	(884)	(1,976)	(1,669)	**(145)**	(113)	(125)	(259)	(234)
		(390)	580	244	189	1,209	**(54)**	76	35	21	166

		As at Jun 2008	As at Mar 2008	As at Dec 2007	As at Jun 2007	As at Jun 2008	As at Mar 2008	As at Dec 2007	As at Jun 2007
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million				US Dollar million			
H	**Net asset value - cents per share**								
	Total equity	**16,558**	17,237	16,633	22,678	**2,114**	2,130	2,442	3,232
	Number of ordinary shares in issue - million (note 10)	**282**	282	282	281	**282**	282	282	281
	Net asset value - cents per share	**5,873**	6,116	5,907	8,072	**750**	756	867	1,150
	Total equity	**16,558**	17,237	16,633	22,678	**2,114**	2,130	2,442	3,232
	Intangible assets	**(3,649)**	(3,657)	(2,996)	(3,041)	**(466)**	(452)	(440)	(433)
		12,909	13,580	13,637	19,637	**1,648**	1,678	2,002	2,799
	Number of ordinary shares in issue - million (note 10)	**282**	282	282	281	**282**	282	282	281
	Net tangible asset value - cents per share	**4,579**	4,818	4,843	6,989	**585**	595	711	996
I	**Net debt**								
	Borrowings - long-term portion	**7,387**	5,728	10,441	9,293	**943**	708	1,533	1,325
	Borrowings - short-term portion	**10,103**	10,157	2,309	2,056	**1,290**	1,255	339	293
	Total borrowings	**17,490**	15,885	12,750	11,349	**2,233**	1,963	1,872	1,618
	Cash and cash equivalents	**(3,914)**	(4,167)	(3,381)	(2,792)	**(500)**	(515)	(496)	(398)
	Net debt	**13,576**	11,718	9,369	8,557	**1,733**	1,448	1,376	1,220

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**654**	**525**	**540**	**1,178**	**84**	**70**	**76**	**154**
Vaal River								
Great Noligwa	58	40	59	98	7	5	8	13
Kopanang	96	84	84	180	12	11	12	24
Moab Khotsong	164	143	143	307	21	19	20	40
Tau Lekoa	41	26	23	67	5	3	3	9
Surface Operations	2	-	2	2	-	-	-	-
West Wits								
Mponeng	150	120	105	270	19	16	15	35
Savuka	24	21	13	44	3	3	2	6
TauTona	120	91	111	211	15	12	16	28
ARGENTINA	**31**	**37**	**30**	**68**	**4**	**5**	**4**	**9**
Cerro Vanguardia - Attributable 92.50%	28	34	28	63	4	5	4	8
Minorities and exploration	3	3	2	5	-	-	-	1
AUSTRALIA	**824**	**803**	**543**	**1,627**	**106**	**107**	**77**	**213**
Sunrise Dam	49	31	45	79	6	4	6	10
Boddington	774	772	493	1,546	100	103	69	202
Exploration	1	-	5	2	-	-	2	1
BRAZIL	**230**	**178**	**268**	**408**	**30**	**24**	**38**	**53**
AngloGold Ashanti Brasil Mineração	166	123	217	289	21	16	31	38
Serra Grande - Attributable 50%	31	27	24	58	4	4	3	8
Minorities, exploration and other	33	28	27	61	5	4	4	7
GHANA	**259**	**196**	**232**	**454**	**33**	**26**	**33**	**59**
Iduapriem [1]	104	58	28	161	13	8	4	21
Obuasi	155	138	198	293	20	18	28	38
Minorities and exploration	-	-	6	-	-	-	1	-
GUINEA	**49**	**44**	**38**	**92**	**6**	**6**	**5**	**12**
Siguiri - Attributable 85%	41	37	32	79	5	5	5	10
Minorities and exploration	8	7	6	13	1	1	-	2
MALI	**10**	**13**	**13**	**23**	**1**	**2**	**2**	**3**
Morila - Attributable 40%	2	1	1	3	-	-	-	-
Sadiola - Attributable 38%	3	6	6	9	-	1	1	1
Yatela - Attributable 40%	5	5	5	9	1	1	1	1
NAMIBIA	**32**	**14**	**6**	**47**	**4**	**2**	**1**	**6**
Navachab	32	14	6	47	4	2	1	6
TANZANIA	**200**	**25**	**34**	**225**	**26**	**3**	**5**	**29**
Geita	200	25	34	225	26	3	5	29
USA	**50**	**90**	**26**	**140**	**6**	**12**	**4**	**18**
Cripple Creek & Victor J.V.	50	90	26	140	6	12	4	18
OTHER	**18**	**5**	**250**	**24**	**4**	**1**	**34**	**5**
ANGLOGOLD ASHANTI	**2,357**	**1,930**	**1,979**	**4,287**	**304**	**257**	**279**	**561**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Development

for the quarter ended 30 June 2008

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced metres (total)	Sampled metres	Ave. channel width (cm)	gold Ave. g/t	gold Ave. cm.g/t	uranium Ave. kg/t	uranium Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	1,531	112	115.8	49.72	5,757	3.15	359.38
Kopanang Mine							
Vaal reef	6,447	534	16.5	82.30	1,358	6.46	108.46
Tau Lekoa Mine							
Ventersdorp Contact reef	2,048	200	66.5	8.51	566	-	-
Moab Khotsong Mine							
Vaal reef	3,758	336	119.8	18.86	2,260	0.93	112.33
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	79	-	-	-	-	-	-
Carbon Leader reef	2,195	54	14.7	219.25	3,223	2.67	37.94
Savuka Mine							
Carbon Leader reef	736	44	35.0	143.71	5,030	-	-
Mponeng Mine							
Ventersdorp Contact reef	4,689	1,044	83.3	31.60	2,632	-	-
AUSTRALIA							
Sunrise Dam	1,112	1,112	-	4.56	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,264	363	273.7	2.78	-	-	-
Córrego do Sitio	700	241	-	3.71	-	-	-
Lamego	1,067	42	60.0	2.76	-	-	-
Serra Grande							
Mina III	1,097	128	100.0	5.23	-	-	-
Mina Nova	117	-	-	-	-	-	-
GHANA							
Obuasi	4,743	2,590	420 *	7.77	-	-	-

Statistics are shown in imperial units	Advanced feet (total)	Sampled feet	Ave. channel width (inches)	gold Ave. oz/t	gold Ave. ft.oz/t	uranium Ave. lb/t	uranium Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	5,024	367	45.6	1.45	5.51	6.30	23.94
Kopanang Mine							
Vaal reef	21,152	1,752	6.5	2.40	1.30	12.92	6.99
Tau Lekoa Mine							
Ventersdorp Contact reef	6,719	656	26.2	0.25	0.54	-	-
Moab Khotsong Mine							
Vaal reef	12,329	1,102	47.2	0.55	2.16	1.86	7.31
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	259	-	-	-	-	-	-
Carbon Leader reef	7,201	177	5.8	6.39	3.08	5.34	2.58
Savuka Mine							
Carbon Leader reef	2,415	144	13.8	4.19	4.81	-	-
Mponeng Mine							
Ventersdorp Contact reef	15,384	3,425	32.8	0.92	2.52	-	-
AUSTRALIA							
Sunrise Dam	3,648	3,648	-	0.13	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	4,147	1,191	107.7	0.08	-	-	-
Córrego do Sitio	2,296	791	-	0.11	-	-	-
Lamego	3,500	138	23.6	0.08	-	-	-
Serra Grande							
Mina III	3,599	420	39.4	0.15	-	-	-
Mina Nova	385	-	-	-	-	-	-
GHANA							
Obuasi	15,561	8,496	169.3 *	0.23	-	-	-

* Average ore body width.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**16,867**	**15,498**	**18,083**	**32,365**
Vaal River								
Great Noligwa	7.60	8.56	7.67	8.07	2,997	3,326	3,876	6,323
Kopanang	7.10	6.94	6.48	7.02	2,997	2,794	3,156	5,790
Moab Khotsong	9.05	10.34	6.68	9.61	881	764	392	1,644
Tau Lekoa	3.33	4.01	3.19	3.64	1,073	1,093	1,223	2,166
Surface Operations	0.30	0.36	0.52	0.33	573	670	1,030	1,243
West Wits								
Mponeng	10.50	9.94	9.65	10.24	4,974	4,093	4,778	9,067
Savuka	6.36	5.96	6.81	6.17	563	448	552	1,010
TauTona [1]	9.18	8.70	9.39	8.96	2,811	2,311	3,075	5,122
ARGENTINA					**842**	**856**	**1,569**	**1,698**
Cerro Vanguardia - Attributable 92.50%	4.06	3.82	6.61	3.93	842	856	1,569	1,698
AUSTRALIA					**3,529**	**3,707**	**4,631**	**7,236**
Sunrise Dam [3]	3.75	4.10	4.86	3.92	3,529	3,707	4,631	7,236
BRAZIL					**3,224**	**2,892**	**3,006**	**6,116**
AngloGold Ashanti Brasil Mineração [1]	7.72	6.77	6.80	7.24	2,530	2,251	2,264	4,781
Serra Grande [1] - Attributable 50%	7.47	7.19	7.19	7.33	693	641	742	1,334
GHANA					**3,888**	**4,189**	**4,198**	**8,077**
Iduapriem [2]	1.61	1.81	1.78	1.71	1,423	1,471	1,347	2,894
Obuasi [1]	4.15	4.19	4.16	4.17	2,465	2,718	2,851	5,183
GUINEA					**2,682**	**2,901**	**1,992**	**5,583**
Siguiri [3] - Attributable 85%	1.35	1.32	1.01	1.33	2,682	2,901	1,992	5,583
MALI					**3,291**	**2,923**	**3,164**	**6,214**
Morila - Attributable 40%	3.25	3.12	2.57	3.19	1,415	1,257	1,080	2,672
Sadiola - Attributable 38%	3.55	3.16	2.63	3.37	1,411	1,135	1,048	2,546
Yatela [4] - Attributable 40%	3.48	2.17	5.14	2.80	465	532	1,036	997
NAMIBIA					**503**	**469**	**621**	**972**
Navachab	1.46	1.31	1.55	1.38	503	469	621	972
TANZANIA					**2,309**	**1,984**	**2,553**	**4,293**
Geita	2.24	1.66	2.21	1.93	2,309	1,984	2,553	4,293
USA					**1,849**	**1,791**	**2,142**	**3,639**
Cripple Creek & Victor J.V. [4]	0.46	0.54	0.50	0.50	1,849	1,791	2,142	3,639
ANGLOGOLD ASHANTI					**38,984**	**37,210**	**41,958**	**76,194**
Underground Operations	7.08	6.95	6.70	7.02	21,444	20,164	22,817	41,608
Surface and Dump Reclamation	0.38	0.47	0.53	0.42	1,100	1,318	1,680	2,418
Open-pit Operations	2.25	2.09	2.29	2.17	13,879	13,240	14,033	27,118
Heap Leach Operations [5]	0.64	0.67	0.82	0.65	2,561	2,488	3,428	5,050
					38,984	**37,210**	**41,958**	**76,194**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.

[2] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects gold placed/tonnes placed.

[5] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**210**	**192**	**229**	**201**	**16,661**	**14,637**	**17,835**	**31,297**
Vaal River								
Great Noligwa	152	168	190	160	2,994	3,151	3,836	6,145
Kopanang	201	185	208	193	2,991	2,639	3,106	5,630
Moab Khotsong	161	148	110	155	887	709	393	1,596
Tau Lekoa	125	126	148	125	1,070	1,025	1,215	2,096
Surface Operations	847	1,012	1,518	929	567	645	1,025	1,212
West Wits								
Mponeng	310	259	316	285	4,858	3,854	4,702	8,713
Savuka	174	146	172	160	555	423	545	977
TauTona	242	185	244	212	2,739	2,190	3,012	4,929
ARGENTINA	**390**	**417**	**782**	**403**	**858**	**1,457**	**1,533**	**2,316**
Cerro Vanguardia - Attributable 92.50%	390	417	782	403	858	1,457	1,533	2,316
AUSTRALIA	**2,983**	**2,878**	**3,958**	**2,928**	**3,698**	**3,583**	**4,227**	**7,281**
Sunrise Dam	2,983	2,878	4,356	2,928	3,698	3,583	4,227	7,281
BRAZIL	**600**	**537**	**600**	**569**	**3,189**	**3,053**	**2,898**	**6,241**
AngloGold Ashanti Brasil Mineração	571	504	541	537	2,519	2,432	2,146	4,951
Serra Grande - Attributable 50%	738	700	898	719	670	621	752	1,291
GHANA	**234**	**249**	**234**	**241**	**3,923**	**4,128**	**4,089**	**8,051**
Iduapriem [1]	550	568	614	559	1,471	1,459	1,308	2,930
Obuasi	175	191	181	183	2,452	2,669	2,781	5,121
GUINEA	**659**	**687**	**474**	**673**	**2,482**	**2,885**	**1,944**	**5,367**
Siguiri - Attributable 85%	659	687	474	673	2,482	2,885	1,944	5,367
MALI	**852**	**752**	**857**	**802**	**3,412**	**3,208**	**3,139**	**6,621**
Morila - Attributable 40%	899	823	714	862	1,542	1,283	1,057	2,825
Sadiola - Attributable 38%	988	756	745	869	1,412	1,337	1,086	2,749
Yatela - Attributable 40%	540	620	1,335	580	458	588	996	1,046
NAMIBIA	**365**	**361**	**621**	**363**	**506**	**461**	**641**	**967**
Navachab	365	361	621	363	506	461	641	967
TANZANIA	**386**	**317**	**433**	**351**	**2,133**	**1,860**	**2,340**	**3,993**
Geita	386	317	433	351	2,133	1,860	2,340	3,993
USA	**1,746**	**1,750**	**2,511**	**1,748**	**1,842**	**1,825**	**2,015**	**3,667**
Cripple Creek & Victor J.V.	1,746	1,750	2,511	1,748	1,842	1,825	2,015	3,667
ANGLOGOLD ASHANTI	**320**	**302**	**339**	**311**	**38,704**	**37,098**	**40,661**	**75,802**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Key operating results

PER REGION & OPERATION

SA Rand / Metric	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**87,459**	**88,549**	**71,551**	**87,981**	**116,881**	**116,313**	**95,830**	**116,609**
Vaal River								
Great Noligwa	107,178	96,801	72,747	101,719	130,865	118,554	96,266	124,388
Kopanang	78,460	85,530	66,677	81,871	113,927	128,151	85,412	120,790
Moab Khotsong	127,206	141,898	157,986	134,030	185,103	172,476	248,698	179,238
Tau Lekoa	138,069	128,576	106,673	133,278	165,364	158,512	142,841	161,906
Surface Operations	136,341	85,350	67,662	108,860	144,314	93,904	74,591	117,146
West Wits								
Mponeng	56,689	61,113	56,082	58,686	76,840	82,927	74,592	79,588
Savuka	109,769	88,349	97,989	100,278	152,790	123,374	119,954	139,756
TauTona	84,434	93,118	70,629	88,352	123,478	124,319	103,544	123,857
ARGENTINA	**218,871**	**134,008**	**58,958**	**176,096**	**245,335**	**168,121**	**86,380**	**206,416**
Cerro Vanguardia - Attributable 92.50%	217,167	132,332	57,982	174,406	243,507	166,287	85,258	204,585
AUSTRALIA	**143,311**	**116,906**	**69,059**	**129,783**	**170,135**	**141,681**	**89,157**	**155,557**
Sunrise Dam	137,877	111,183	67,115	124,201	164,025	135,374	86,776	149,346
BRAZIL	**85,205**	**81,916**	**62,192**	**83,650**	**112,820**	**115,672**	**83,305**	**114,169**
AngloGold Ashanti Brasil Mineração	80,564	76,600	56,661	78,698	109,484	113,174	78,469	111,221
Serra Grande - Attributable 50%	76,679	70,185	59,638	73,559	99,533	94,042	78,631	96,895
GHANA	**135,916**	**114,744**	**91,197**	**124,936**	**175,637**	**161,133**	**120,089**	**168,115**
Iduapriem	123,016	109,611	66,628	116,202	143,725	136,025	84,760	139,811
Obuasi	152,565	127,301	102,805	138,855	203,889	185,552	136,780	193,812
GUINEA	**108,248**	**105,581**	**113,624**	**106,862**	**124,373**	**128,764**	**137,738**	**126,655**
Siguiri - Attributable 85%	108,248	105,581	113,624	106,862	124,373	128,764	137,738	126,655
MALI	**107,573**	**100,910**	**75,848**	**104,438**	**132,325**	**122,778**	**86,817**	**127,834**
Morila - Attributable 40%	106,319	99,282	93,093	103,009	125,377	117,814	110,034	121,820
Sadiola - Attributable 38%	101,844	98,058	91,710	100,157	137,998	129,199	99,421	134,077
Yatela - Attributable 40%	142,633	125,581	52,961	133,529	149,633	135,250	60,858	141,954
NAMIBIA	**149,421**	**118,198**	**79,443**	**134,355**	**161,796**	**142,749**	**95,850**	**152,605**
Navachab	149,421	118,198	79,443	134,355	161,796	142,749	95,850	152,605
TANZANIA	**157,611**	**174,653**	**76,486**	**165,485**	**207,991**	**232,677**	**110,139**	**219,397**
Geita	157,611	174,653	76,486	165,485	207,991	232,677	110,139	219,397
USA	**82,660**	**74,620**	**59,984**	**78,704**	**108,130**	**100,080**	**81,778**	**104,169**
Cripple Creek & Victor J.V.	75,058	68,916	56,679	72,036	100,506	94,354	78,462	97,479
ANGLOGOLD ASHANTI	**108,195**	**104,461**	**75,724**	**106,429**	**138,115**	**136,200**	**99,734**	**137,238**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Gross (loss) profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - Rm				Adjusted gross profit (loss) normalised for accelerated settlement of non-hedges derivative - Rm			
SOUTH AFRICA	**(3,045)**	**1,013**	**741**	**(2,032)**	**838**	**1,013**	**741**	**1,851**
Vaal River								
Great Noligwa	(682)	202	158	(480)	54	202	158	256
Kopanang	(579)	151	161	(428)	90	151	161	241
Moab Khotsong	(236)	11	(44)	(225)	(35)	11	(44)	(24)
Tau Lekoa	(264)	28	(6)	(236)	26	28	(6)	54
Surface Operations	(112)	54	64	(58)	22	54	64	76
West Wits								
Mponeng	(608)	404	293	(205)	507	404	293	911
Savuka	(95)	27	10	(68)	16	27	10	44
TauTona	(467)	135	105	(332)	158	135	105	293
ARGENTINA	**(210)**	**62**	**97**	**(148)**	**(54)**	**62**	**97**	**8**
Cerro Vanguardia - Attributable 92.50%	(193)	59	91	(134)	(48)	59	91	11
Minorities and exploration	(17)	3	6	(14)	(6)	3	6	(3)
AUSTRALIA	**(659)**	**168**	**212**	**(491)**	**78**	**168**	**212**	**246**
Sunrise Dam	(659)	168	212	(491)	78	168	212	246
BRAZIL	**(482)**	**299**	**225**	**(182)**	**299**	**299**	**225**	**598**
AngloGold Ashanti Brasil Mineração	(464)	184	138	(279)	183	184	138	368
Serra Grande - Attributable 50%	(85)	55	45	(30)	49	55	45	104
Minorities and exploration	67	60	42	127	67	60	42	126
GHANA	**(832)**	**90**	**87**	**(741)**	**(6)**	**90**	**87**	**84**
Iduapriem [1]	(262)	78	65	(183)	51	78	65	129
Obuasi	(572)	13	10	(560)	(59)	13	10	(47)
Minorities and exploration	2	(1)	12	2	2	(1)	12	2
GUINEA	**(203)**	**205**	**7**	**2**	**176**	**205**	**7**	**381**
Siguiri - Attributable 85%	(248)	156	1	(91)	132	156	1	288
Minorities and exploration	45	49	6	93	44	49	6	93
MALI	**(696)**	**195**	**147**	**(500)**	**174**	**195**	**147**	**370**
Morila - Attributable 40%	(243)	83	30	(161)	91	83	30	174
Sadiola - Attributable 38%	(345)	85	41	(260)	57	85	41	141
Yatela - Attributable 40%	(107)	28	76	(80)	26	28	76	54
NAMIBIA	**(66)**	**22**	**26**	**(44)**	**1**	**22**	**26**	**23**
Navachab	(66)	22	26	(44)	1	22	26	23
TANZANIA	**(526)**	**(98)**	**81**	**(624)**	**(36)**	**(98)**	**81**	**(133)**
Geita	(526)	(98)	81	(624)	(36)	(98)	81	(133)
USA	**(300)**	**167**	**111**	**(133)**	**146**	**167**	**111**	**313**
Cripple Creek & Victor J.V.	(300)	167	111	(133)	146	167	111	313
OTHER	**110**	**(28)**	**(46)**	**79**	**110**	**(28)**	**(46)**	**79**
ANGLOGOLD ASHANTI	**(6,909)**	**2,095**	**1,688**	**(4,814)**	**1,726**	**2,095**	**1,688**	**3,821**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					542	498	581	1,041
Vaal River								
Great Noligwa	0.222	0.250	0.224	0.235	96	107	125	203
Kopanang	0.207	0.203	0.189	0.205	96	90	101	186
Moab Khotsong	0.264	0.302	0.195	0.280	28	25	13	53
Tau Lekoa	0.097	0.117	0.093	0.106	35	35	39	70
Surface Operations	0.009	0.011	0.015	0.010	18	22	33	40
West Wits								
Mponeng	0.306	0.290	0.282	0.299	160	132	154	292
Savuka	0.185	0.174	0.199	0.180	18	14	18	32
TauTona [1]	0.268	0.254	0.274	0.261	91	74	99	165
ARGENTINA					27	28	50	55
Cerro Vanguardia - Attributable 92.50%	0.118	0.111	0.193	0.115	27	28	50	55
AUSTRALIA					114	119	149	233
Sunrise Dam [3]	0.109	0.120	0.142	0.114	114	119	149	233
BRAZIL					104	93	97	197
AngloGold Ashanti Brasil Mineração [1]	0.225	0.198	0.198	0.211	82	72	73	154
Serra Grande [1] - Attributable 50%	0.218	0.210	0.210	0.214	22	21	24	43
GHANA					125	135	135	260
Iduapriem [2]	0.047	0.053	0.052	0.050	46	47	43	93
Obuasi [1]	0.121	0.122	0.121	0.122	79	87	92	167
GUINEA					86	93	64	179
Siguiri [3] - Attributable 85%	0.039	0.038	0.029	0.039	86	93	64	179
MALI					106	94	102	200
Morila - Attributable 40%	0.095	0.091	0.075	0.093	46	40	35	86
Sadiola - Attributable 38%	0.104	0.092	0.077	0.098	45	36	34	82
Yatela [4] - Attributable 40%	0.102	0.063	0.150	0.082	15	17	33	32
NAMIBIA					16	15	20	31
Navachab	0.042	0.038	0.045	0.040	16	15	20	31
TANZANIA					74	64	82	138
Geita	0.065	0.048	0.065	0.056	74	64	82	138
USA					59	58	69	117
Cripple Creek & Victor J.V. [4]	0.013	0.016	0.015	0.014	59	58	69	117
ANGLOGOLD ASHANTI					1,253	1,196	1,349	2,450
Undergound Operations	0.206	0.203	0.195	0.205	690	648	734	1,338
Surface and Dump Reclamation	0.011	0.014	0.015	0.012	35	42	54	78
Open-pit Operations	0.066	0.061	0.067	0.063	446	426	451	872
Heap leach Operations [5]	0.019	0.019	0.024	0.019	82	80	110	162
					1,253	1,196	1,349	2,450

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects gold placed/tonnes placed.
[5] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**6.75**	**6.17**	**7.36**	**6.46**	**536**	**471**	**573**	**1,006**
Vaal River								
Great Noligwa	4.87	5.40	6.11	5.14	96	101	123	198
Kopanang	6.47	5.94	6.68	6.20	96	85	100	181
Moab Khotsong	5.18	4.77	3.52	4.98	29	23	13	51
Tau Lekoa	4.02	4.05	4.77	4.03	34	33	39	67
Surface Operations	27.22	32.54	48.80	29.85	18	21	33	39
West Wits								
Mponeng	9.97	8.33	10.17	9.16	156	124	151	280
Savuka	5.58	4.69	5.54	5.15	18	14	18	31
TauTona	7.78	5.93	7.86	6.82	88	70	97	158
ARGENTINA	**12.53**	**13.39**	**25.13**	**12.95**	**28**	**47**	**49**	**74**
Cerro Vanguardia - Attributable 92.50%	12.53	13.39	25.13	12.95	28	47	49	74
AUSTRALIA	**95.90**	**92.54**	**127.25**	**94.15**	**119**	**115**	**136**	**234**
Sunrise Dam	95.90	92.54	140.06	94.15	119	115	136	234
BRAZIL	**19.30**	**17.28**	**19.28**	**18.29**	**103**	**98**	**93**	**201**
AngloGold Ashanti Brasil Mineração	18.35	16.21	17.38	17.28	81	78	69	159
Serra Grande - Attributable 50%	23.74	22.49	28.87	23.12	22	20	24	42
GHANA	**7.51**	**8.01**	**7.52**	**7.76**	**126**	**133**	**131**	**259**
Iduapriem [1]	17.68	18.27	19.73	17.98	47	47	42	94
Obuasi	5.64	6.14	5.82	5.89	79	86	89	165
GUINEA	**21.19**	**22.08**	**15.23**	**21.65**	**80**	**93**	**63**	**173**
Siguiri - Attributable 85%	21.19	22.08	15.23	21.65	80	93	63	173
MALI	**27.39**	**24.19**	**27.54**	**25.78**	**110**	**103**	**101**	**213**
Morila - Attributable 40%	28.91	26.46	22.97	27.70	50	41	34	91
Sadiola - Attributable 38%	31.75	24.30	23.96	27.93	45	43	35	88
Yatela - Attributable 40%	17.37	19.94	42.92	18.65	15	19	32	34
NAMIBIA	**11.75**	**11.59**	**19.96**	**11.67**	**16**	**15**	**21**	**31**
Navachab	11.75	11.59	19.96	11.67	16	15	21	31
TANZANIA	**12.42**	**10.20**	**13.92**	**11.29**	**69**	**60**	**75**	**128**
Geita	12.42	10.20	13.92	11.29	69	60	75	128
USA	**56.12**	**56.28**	**80.72**	**56.20**	**59**	**59**	**65**	**118**
Cripple Creek & Victor J.V.	56.12	56.28	80.72	56.20	59	59	65	118
ANGLOGOLD ASHANTI	**10.27**	**9.72**	**10.89**	**10.00**	**1,244**	**1,193**	**1,307**	**2,437**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**352**	**366**	**315**	**358**	**469**	**481**	**422**	**475**
Vaal River								
Great Noligwa	432	400	320	415	527	491	423	508
Kopanang	316	353	294	334	458	528	376	492
Moab Khotsong	512	578	695	543	744	702	1,094	724
Tau Lekoa	554	529	469	541	663	655	629	659
Surface Operations	547	357	298	445	579	393	328	479
West Wits								
Mponeng	227	253	247	239	308	343	328	324
Savuka	440	367	431	408	613	511	528	568
TauTona	339	386	311	360	495	516	456	505
ARGENTINA	**877**	**560**	**260**	**717**	**983**	**700**	**381**	**840**
Cerro Vanguardia - Attributable 92.50%	870	553	256	710	976	692	376	833
AUSTRALIA	**575**	**479**	**304**	**526**	**682**	**582**	**392**	**631**
Sunrise Dam	553	455	295	503	658	556	382	606
BRAZIL	**341**	**338**	**274**	**340**	**452**	**477**	**366**	**464**
AngloGold Ashanti Brasil Mineração	323	316	249	320	439	467	345	452
Serra Grande - Attributable 50%	307	290	263	299	399	388	346	394
GHANA	**568**	**494**	**401**	**530**	**729**	**687**	**528**	**707**
Iduapriem	493	452	293	472	576	560	372	568
Obuasi	612	517	452	562	817	755	601	785
GUINEA	**434**	**436**	**500**	**435**	**499**	**529**	**607**	**515**
Siguiri - Attributable 85%	434	436	500	435	499	529	607	515
MALI	**432**	**417**	**334**	**425**	**531**	**508**	**382**	**520**
Morila - Attributable 40%	426	409	410	418	503	486	484	495
Sadiola - Attributable 38%	408	405	404	407	553	534	438	544
Yatela - Attributable 40%	573	522	232	546	601	563	267	581
NAMIBIA	**599**	**490**	**349**	**546**	**649**	**591**	**421**	**621**
Navachab	599	490	349	546	649	591	421	621
TANZANIA	**630**	**717**	**337**	**670**	**832**	**954**	**485**	**889**
Geita	630	717	337	670	832	954	485	889
USA	**331**	**307**	**264**	**319**	**434**	**412**	**360**	**423**
Cripple Creek & Victor J.V.	301	284	249	293	403	389	345	396
ANGLOGOLD ASHANTI	**434**	**430**	**333**	**433**	**554**	**561**	**439**	**558**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
	Gross (loss) profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - $m				Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives - $m			
SOUTH AFRICA	**(381)**	**130**	**105**	**(251)**	**108**	**130**	**105**	**238**
Vaal River								
Great Noligwa	(86)	26	22	(60)	7	26	22	33
Kopanang	(73)	19	23	(53)	12	19	23	31
Moab Khotsong	(30)	1	(6)	(28)	(5)	1	(6)	(3)
Tau Lekoa	(33)	3	(1)	(30)	3	3	(1)	7
Surface Operations	(14)	7	9	(7)	3	7	9	10
West Wits								
Mponeng	(75)	52	41	(23)	65	52	41	118
Savuka	(12)	3	1	(9)	2	3	1	6
TauTona	(58)	17	15	(41)	20	17	15	38
ARGENTINA	**(27)**	**8**	**14**	**(19)**	**(7)**	**8**	**14**	**1**
Cerro Vanguardia - Attributable 92.50%	(24)	7	13	(17)	(6)	7	13	1
Minorities and exploration	(3)	1	1	(2)	(1)	1	1	-
AUSTRALIA	**(83)**	**23**	**30**	**(60)**	**10**	**23**	**30**	**33**
Sunrise Dam	(83)	23	30	(60)	10	23	30	33
BRAZIL	**(60)**	**40**	**32**	**(20)**	**39**	**40**	**32**	**79**
AngloGold Ashanti Brasil Mineração	(58)	25	19	(33)	24	25	19	48
Serra Grande - Attributable 50%	(11)	7	6	(3)	6	7	6	14
Minorities and exploration	9	8	7	16	9	8	7	17
GHANA	**(105)**	**12**	**12**	**(93)**	**(1)**	**12**	**12**	**11**
Iduapriem [1]	(33)	10	9	(22)	7	10	9	17
Obuasi	(72)	2	1	(71)	(8)	2	1	(6)
Minorities and exploration	-	-	2	-	-	-	2	-
GUINEA	**(25)**	**27**	**1**	**2**	**23**	**27**	**1**	**50**
Siguiri - Attributable 85%	(31)	21	-	(10)	17	21	-	38
Minorities and exploration	6	6	1	12	6	6	1	12
MALI	**(87)**	**26**	**21**	**(62)**	**22**	**26**	**21**	**48**
Morila - Attributable 40%	(30)	11	4	(19)	12	11	4	23
Sadiola - Attributable 38%	(43)	11	6	(32)	7	11	6	18
Yatela - Attributable 40%	(14)	4	11	(10)	3	4	11	7
NAMIBIA	**(8)**	**3**	**4**	**(5)**	**-**	**3**	**4**	**3**
Navachab	(8)	3	4	(5)	-	3	4	3
TANZANIA	**(66)**	**(13)**	**11**	**(79)**	**(4)**	**(13)**	**11**	**(17)**
Geita	(66)	(13)	11	(79)	(4)	(13)	11	(17)
USA	**(37)**	**22**	**16**	**(15)**	**19**	**22**	**16**	**41**
Cripple Creek & Victor J.V.	(37)	22	16	(15)	19	22	16	41
OTHER	**14**	**(4)**	**(7)**	**10**	**14**	**(4)**	**(7)**	**10**
ANGLOGOLD ASHANTI	**(866)**	**274**	**239**	**(592)**	**223**	**274**	**239**	**497**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA				Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		70	78	91	147	752	835	982	1,587
Milled	- 000 tonnes	/ - 000 tons		394	389	505	783	435	428	557	863
Yield	- g/t	/ - oz/t		7.60	8.56	7.67	8.07	0.222	0.250	0.224	0.235
Gold produced	- kg	/ - oz (000)		2,997	3,326	3,876	6,323	96	107	125	203
Gold sold	- kg	/ oz (000)		2,994	3,151	3,836	6,145	96	101	123	198
Total cash costs	- R	/ - $	- ton milled	814	828	558	821	96	100	72	98
	- R/kg	/ - $/oz	- produced	107,178	96,801	72,747	101,719	432	400	320	415
Total production costs	- R/kg	/ - $/oz	- produced	130,865	118,554	96,266	124,388	527	491	423	508
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		178	167	228	172	5.71	5.38	7.32	5.54
Actual	- g	/ - oz		152	168	190	160	4.87	5.40	6.11	5.14
Target	- m^2	/ - ft^2		5.01	4.44	4.99	4.73	53.93	47.82	53.69	50.89
Actual	- m^2	/ - ft^2		3.53	3.92	4.47	3.73	38.03	42.18	48.15	40.11
FINANCIAL RESULTS (MILLION)											
Gold income				569	536	450	1,105	73	71	64	144
Cost of sales				389	375	369	764	50	50	52	100
Cash operating costs				320	320	281	640	41	43	40	84
Other cash costs				1	2	1	3	-	-	-	-
Total cash costs				321	322	282	643	42	43	40	84
Retrenchment costs				5	7	3	11	1	1	-	1
Rehabilitation and other non-cash costs				3	1	2	4	-	-	-	1
Production costs				328	330	287	658	43	44	41	86
Amortisation of tangible assets				64	64	87	128	8	9	12	17
Inventory change				(3)	(19)	(4)	(22)	-	(3)	(1)	(3)
				181	160	81	341	23	21	12	44
Realised non-hedge derivatives and other commodity contracts				(863)	42	77	(821)	(109)	5	11	(104)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(682)	202	158	(480)	(86)	26	22	(60)
Add back accelerated settlement of non-hedge derivatives				736	-	-	736	93	-	-	93
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				54	202	158	256	7	26	22	33
Capital expenditure				58	40	59	98	7	5	8	13

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

KOPANANG			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	105	99	115	204	1,128	1,064	1,235	2,192
Milled	- 000 tonnes	/ - 000 tons	422	402	487	824	465	443	537	909
Yield	- g/t	/ - oz/t	7.10	6.94	6.48	7.02	0.207	0.203	0.189	0.205
Gold produced	- kg	/ - oz (000)	2,997	2,794	3,156	5,790	96	90	101	186
Gold sold	- kg	/ oz (000)	2,991	2,639	3,106	5,630	96	85	100	181
Total cash costs	- R	/ - $ - ton milled	557	594	432	575	65	72	55	68
	- R/kg	/ - $/oz - produced	78,460	85,530	66,677	81,871	316	353	294	334
Total production costs	- R/kg	/ - $/oz - produced	113,927	128,151	85,412	120,790	458	528	376	492
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	210	173	239	191	6.75	5.56	7.69	6.16
Actual	- g	/ - oz	201	185	208	193	6.47	5.94	6.68	6.20
Target	- m²	/ - ft²	7.53	6.60	7.70	7.07	81.08	71.03	82.83	76.06
Actual	- m²	/ - ft²	7.03	6.53	7.55	6.78	75.71	70.32	81.25	72.99
FINANCIAL RESULTS (MILLION)										
Gold income			578	443	366	1,021	74	58	52	133
Cost of sales			344	338	265	682	44	45	38	89
Cash operating costs			234	238	209	471	30	32	30	62
Other cash costs			1	1	1	3	-	-	-	-
Total cash costs			235	239	210	474	30	32	30	62
Retrenchment costs			3	4	2	7	-	1	-	1
Rehabilitation and other non-cash costs			3	1	2	4	-	-	-	-
Production costs			241	244	214	485	31	32	30	64
Amortisation of tangible assets			101	114	56	214	13	15	8	28
Inventory change			2	(20)	(4)	(18)	-	(3)	(1)	(2)
			234	105	101	339	30	14	14	43
Realised non-hedge derivatives and other commodity contracts			(814)	47	60	(767)	(103)	6	9	(97)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(579)	151	161	(428)	(73)	19	23	(53)
Add back accelerated settlement of non-hedge derivatives			669	-	-	669	84	-	-	84
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			90	151	161	241	12	19	23	31
Capital expenditure			96	84	84	180	12	11	12	24

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

				Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
MOAB KHOTSONG				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		15	11	7	27	166	122	76	288
Milled	- 000 tonnes	/ - 000 tons		97	74	59	171	107	81	65	189
Yield	- g/t	/ - oz/t		9.05	10.34	6.68	9.61	0.264	0.302	0.195	0.280
Gold produced	- kg	/ - oz (000)		881	764	392	1,644	28	25	13	53
Gold sold	- kg	/ - oz (000)		887	709	393	1,596	29	23	13	51
Total cash costs	- R	/ - $	- ton milled	1,152	1,468	1,055	1,288	135	175	135	152
	- R/kg	/ - $/oz	- produced	127,206	141,898	157,986	134,030	512	578	695	543
Total production costs	- R/kg	/ - $/oz	- produced	185,103	172,476	248,698	179,238	744	702	1,094	724
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		161	122	124	142	5.18	3.91	3.98	4.57
Actual	- g	/ - oz		161	148	110	155	5.18	4.77	3.52	4.98
Target	- m²	/ - ft²		3.54	2.40	2.70	3.00	38.14	25.78	29.08	32.24
Actual	- m²	/ - ft²		2.82	2.21	1.97	2.52	30.33	23.76	21.20	27.15
FINANCIAL RESULTS (MILLION)											
Gold income				172	119	45	291	22	16	6	38
Cost of sales				163	123	98	286	21	16	14	37
Cash operating costs				111	108	62	219	14	14	9	29
Other cash costs				1	1	-	1	-	-	-	-
Total cash costs				112	108	62	220	14	14	9	29
Retrenchment costs				-	1	-	1	-	-	-	-
Rehabilitation and other non-cash costs				5	-	-	5	1	-	-	1
Production costs				117	109	63	227	15	14	9	30
Amortisation of tangible assets				46	22	35	68	6	3	5	9
Inventory change				-	(9)	-	(9)	-	(1)	-	(1)
				9	(3)	(53)	5	1	-	(7)	1
Realised non-hedge derivatives and other commodity contracts				(245)	14	9	(230)	(31)	2	1	(29)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(236)	11	(44)	(225)	(30)	1	(6)	(28)
Add back accelerated settlement of non-hedge derivatives				201	-	-	201	25	-	-	25
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives				(35)	11	(44)	(24)	(5)	1	(6)	(3)
Capital expenditure				164	143	143	307	21	19	20	40

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		62	56	70	118	672	603	753	1,275
Milled	- 000 tonnes	/ - 000 tons		322	272	384	594	355	300	423	655
Yield	- g/t	/ - oz/t		3.33	4.01	3.19	3.64	0.097	0.117	0.093	0.106
Gold produced	- kg	/ - oz (000)		1,073	1,093	1,223	2,166	35	35	39	70
Gold sold	- kg	/ oz (000)		1,070	1,025	1,215	2,096	34	33	39	67
Total cash costs	- R	/ - $	- ton milled	460	516	340	486	54	62	44	58
	- R/kg	/ - $/oz	- produced	138,069	128,576	106,673	133,278	554	529	469	541
Total production costs	- R/kg	/ - $/oz	- produced	165,364	158,512	142,841	161,906	663	655	629	659
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		157	130	162	144	5.04	4.19	5.21	4.61
Actual	- g	/ - oz		125	126	148	125	4.02	4.05	4.77	4.03
Target	- m^2	/ - ft^2		8.15	6.97	8.73	7.56	87.71	75.03	93.98	81.36
Actual	- m^2	/ - ft^2		7.26	6.45	8.49	6.86	78.20	69.44	91.41	73.79
FINANCIAL RESULTS (MILLION)											
Gold income				216	173	141	389	28	23	20	51
Cost of sales				177	163	173	339	23	22	25	44
Cash operating costs				147	140	130	287	19	19	18	38
Other cash costs				1	1	1	1	-	-	-	-
Total cash costs				148	141	130	289	19	19	18	38
Retrenchment costs				2	1	1	3	-	-	-	-
Rehabilitation and other non-cash costs				1	-	-	1	-	-	-	-
Production costs				151	142	132	292	19	19	19	38
Amortisation of tangible assets				27	31	43	58	3	4	6	8
Inventory change				(1)	(11)	(1)	(12)	-	(1)	-	(2)
				39	11	(32)	50	5	1	(5)	6
Realised non-hedge derivatives and other commodity contracts				(303)	18	27	(286)	(38)	2	4	(36)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(264)	28	(6)	(236)	(33)	3	(1)	(30)
Add back accelerated settlement of non-hedge derivatives				290	-	-	290	37	-	-	37
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives				26	28	(6)	54	3	3	(1)	7
Capital expenditure				41	26	23	67	5	3	3	9

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

				Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
SURFACE OPERATIONS				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		1,892	1,841	1,969	3,733	2,085	2,030	2,170	4,115
Yield	- g/t	/ - oz/t		0.30	0.36	0.52	0.33	0.009	0.011	0.015	0.010
Gold produced	- kg	/ - oz (000)		573	670	1,030	1,243	18	22	33	40
Gold sold	- kg	/ - oz (000)		567	645	1,025	1,212	18	21	33	39
Total cash costs	- R	/ - $	- ton milled	41	31	35	36	5	4	5	4
	- R/kg	/ - $/oz	- produced	136,341	85,350	67,662	108,860	547	357	298	445
Total production costs	- R/kg	/ - $/oz	- produced	144,314	93,904	74,591	117,146	579	393	328	479
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		615	900	1,324	757	19.78	28.94	42.55	24.34
Actual	- g	/ - oz		847	1,012	1,518	929	27.22	32.54	48.80	29.85
FINANCIAL RESULTS (MILLION)											
Gold income				112	113	117	225	14	15	17	30
Cost of sales				80	61	76	141	10	8	11	19
Cash operating costs				78	57	70	135	10	8	10	18
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				78	57	70	135	10	8	10	18
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				78	57	70	135	10	8	10	18
Amortisation of tangible assets				5	6	7	10	1	1	1	1
Inventory change				(2)	(2)	(1)	(5)	-	-	-	(1)
				32	52	41	84	4	7	6	11
Realised non-hedge derivatives and other commodity contracts				(143)	2	24	(142)	(18)	-	3	(18)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(112)	54	64	(58)	(14)	7	9	(7)
Add back accelerated settlement of non-hedge derivatives				134	-	-	134	17	-	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				22	54	64	76	3	7	9	10
Capital expenditure				2	-	2	2	-	-	-	-

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG				Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		94	84	93	177	1,007	899	1,002	1,906
Milled	- 000 tonnes	/ - 000 tons		474	412	495	885	522	454	546	976
Yield	- g/t	/ - oz/t		10.50	9.94	9.65	10.24	0.306	0.290	0.282	0.299
Gold produced	- kg	/ - oz (000)		4,974	4,093	4,778	9,067	160	132	154	292
Gold sold	- kg	/ - oz (000)		4,858	3,854	4,702	8,713	156	124	151	280
Total cash costs	- R	/ - $	- ton milled	595	608	541	601	70	73	69	71
	- R/kg	/ - $/oz	- produced	56,689	61,113	56,082	58,686	227	253	247	239
Total production costs	- R/kg	/ - $/oz	- produced	76,840	82,927	74,592	79,588	308	343	328	324
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		272	240	268	256	8.74	7.70	8.61	8.22
Actual	- g	/ - oz		310	259	316	285	9.97	8.33	10.17	9.16
Target	- m^2	/ - ft^2		5.44	5.14	5.64	5.29	58.52	55.28	60.67	56.89
Actual	- m^2	/ - ft^2		5.83	5.29	6.17	5.56	62.74	56.96	66.37	59.87
FINANCIAL RESULTS (MILLION)											
Gold income				881	636	659	1,517	113	84	93	197
Cost of sales				375	320	351	696	48	42	50	91
Cash operating costs				280	248	266	529	36	33	38	69
Other cash costs				2	2	2	3	-	-	-	-
Total cash costs				282	250	268	532	36	33	38	70
Retrenchment costs				1	4	2	5	-	-	-	1
Rehabilitation costs				3	1	2	4	-	-	-	1
Production costs				286	255	271	541	37	34	38	71
Amortisation of tangible assets				96	84	85	180	12	11	12	24
Inventory change				(7)	(19)	(5)	(26)	(1)	(3)	(1)	(4)
				506	316	308	822	65	41	44	106
Realised non-hedge derivatives and other commodity contracts				(1,114)	88	(15)	(1,026)	(140)	11	(2)	(129)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(608)	404	293	(205)	(75)	52	41	(23)
Add back accelerated settlement of non-hedge derivatives				1,116	-	-	1,116	141	-	-	141
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				507	404	293	911	65	52	41	118
Capital expenditure				150	120	105	270	19	16	15	35

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

SAVUKA				Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		18	13	17	31	190	140	178	331
Milled	- 000 tonnes	/ - 000 tons		88	75	81	164	98	83	89	180
Yield	- g/t	/ - oz/t		6.36	5.96	6.81	6.17	0.185	0.174	0.199	0.180
Gold produced	- kg	/ - oz (000)		563	448	552	1,010	18	14	18	32
Gold sold	- kg	/ - oz (000)		555	423	545	977	18	14	18	31
Total cash costs	- R	/ - $	- ton milled	698	526	667	619	82	64	86	73
	- R/kg	/ - $/oz	- produced	109,769	88,349	97,989	100,278	440	367	431	408
Total production costs	- R/kg	/ - $/oz	- produced	152,790	123,374	119,954	139,756	613	511	528	568
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		164	140	176	153	5.28	4.51	5.65	4.91
Actual	- g	/ - oz		174	146	172	160	5.58	4.69	5.54	5.15
Target	- m^2	/ - ft^2		5.54	4.42	5.84	5.00	59.62	47.62	62.87	53.80
Actual	- m^2	/ - ft^2		5.46	4.25	5.17	4.87	58.76	45.70	55.60	52.41
FINANCIAL RESULTS (MILLION)											
Gold income				96	70	77	166	12	9	11	22
Cost of sales				84	52	65	136	11	7	9	18
Cash operating costs				61	39	54	101	8	5	8	13
Other cash costs				-	-	-	1	-	-	-	-
Total cash costs				62	40	54	101	8	5	8	13
Retrenchment costs				-	1	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				62	40	54	103	8	5	8	13
Amortisation of tangible assets				24	15	12	39	3	2	2	5
Inventory change				(2)	(3)	(1)	(5)	-	-	-	(1)
				13	18	12	30	2	2	2	4
Realised non-hedge derivatives and other commodity contracts				(108)	10	(2)	(98)	(14)	1	-	(12)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(95)	27	10	(68)	(12)	3	1	(9)
Add back accelerated settlement of non-hedge derivatives				112	-	-	112	14	-	-	14
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				16	27	10	44	2	3	1	6
Capital expenditure				24	21	13	44	3	3	2	6

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
TAUTONA			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	46	42	53	88	496	452	565	949
Milled	- 000 tonnes	/ - 000 tons	301	259	321	560	332	286	354	618
Yield	- g/t	/ - oz/t	9.18	8.70	9.39	8.96	0.268	0.254	0.274	0.261
Gold produced	- kg	/ - oz (000)	2,761	2,258	3,017	5,018	89	73	97	161
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	140	123	139	263	154	136	154	290
Yield	- g/t	/ - oz/t	0.36	0.43	0.41	0.39	0.011	0.013	0.012	0.011
Gold produced	- kg	/ - oz (000)	50	53	58	103	2	2	2	3
TOTAL										
Yield [1]	- g/t	/ - oz/t	9.18	8.70	9.39	8.96	0.268	0.254	0.274	0.261
Gold produced	- kg	/ - oz (000)	2,811	2,311	3,075	5,122	91	74	99	165
Gold sold	- kg	/ - oz (000)	2,739	2,190	3,012	4,929	88	70	97	158
Total cash costs	- R	/ - $ - ton milled	539	562	471	550	63	68	61	65
	- R/kg	/ - $/oz - produced	84,434	93,118	70,629	88,352	339	386	311	360
Total production costs	- R/kg	/ - $/oz - produced	123,478	124,319	103,544	123,857	495	516	456	505
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	258	186	340	220	8.30	5.99	10.93	7.08
Actual	- g	/ - oz	242	185	244	212	7.78	5.93	7.86	6.82
Target	- m²	/ - ft²	4.48	3.40	5.65	3.91	48.25	36.59	60.82	42.09
Actual	- m²	/ - ft²	3.97	3.36	4.17	3.65	42.75	36.13	44.93	39.32
FINANCIAL RESULTS (MILLION)										
Gold income			499	361	425	860	64	48	60	112
Cost of sales			338	273	310	611	44	36	44	80
Cash operating costs			236	214	216	450	30	29	31	59
Other cash costs			1	1	1	3	-	-	-	-
Total cash costs			237	215	217	453	31	29	31	59
Retrenchment costs			4	9	1	13	1	1	-	2
Rehabilitation and other non-cash costs			2	1	1	3	-	-	-	-
Production costs			244	225	220	469	31	30	31	61
Amortisation of tangible assets			103	62	99	165	13	8	14	22
Inventory change			(9)	(14)	(8)	(23)	(1)	(2)	(1)	(3)
			161	88	115	249	21	11	16	32
Realised non-hedge derivatives and other commodity contracts			(628)	48	(10)	(581)	(79)	6	(1)	(73)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(467)	135	105	(332)	(58)	17	15	(41)
Add back accelerated settlement of non-hedge derivatives			625	-	-	625	79	-	-	79
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			158	135	105	293	20	17	15	38
Capital expenditure			120	91	111	211	15	12	16	28

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.

Argentina

CERRO VANGUARDIA - Atrributable 92.50%			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	6,298	5,786	5,236	12,084	6,943	6,378	5,772	13,320
Treated	- 000 tonnes	/ - 000 tons	208	224	237	432	229	247	262	476
Stripping ratio	- t (mined total-mined ore) / t mined ore		35.20	23.87	22.76	28.72	35.20	23.87	22.76	28.72
Yield	- g/t	/ - oz/t	4.06	3.82	6.61	3.93	0.118	0.111	0.193	0.115
Gold in ore	- kg	/ - oz (000)	903	907	1,642	1,810	29	29	53	58
Gold produced	- kg	/ - oz (000)	842	856	1,569	1,698	27	28	50	55
Gold sold	- kg	/ - oz (000)	858	1,457	1,533	2,316	28	47	49	74
Total cash costs	- R/kg	/ - $/oz - produced	217,167	132,332	57,982	174,406	870	553	256	710
Total production costs	- R/kg	/ - $/oz - produced	243,507	166,287	85,258	204,585	976	692	376	833
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	684	582	763	633	21.98	18.71	24.52	20.35
Actual	- g	/ - oz	390	417	782	403	12.53	13.39	25.13	12.95
FINANCIAL RESULTS (MILLION)										
Gold income			27	293	233	319	4	38	33	42
Cost of sales			185	198	127	384	24	26	18	50
Cash operating costs			167	85	71	252	22	12	10	33
Other cash costs			16	28	20	44	2	4	3	6
Total cash costs			183	113	91	296	24	15	13	39
Rehabilitation and other non-cash costs			(4)	5	-	1	-	1	-	-
Production costs			179	118	91	297	23	16	13	39
Amortisation of tangible assets			26	24	42	50	3	3	6	7
Inventory change			(20)	56	(7)	36	(2)	7	(1)	4
			(159)	94	107	(64)	(20)	12	15	(8)
Realised non-hedge derivatives and other commodity contracts			(34)	(35)	(16)	(69)	(4)	(5)	(2)	(9)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(193)	59	91	(134)	(24)	7	13	(17)
Add back accelerated settlement of non-hedge derivatives			144	-	-	144	18	-	-	18
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(48)	59	91	11	(6)	7	13	1
Capital expenditure			28	34	28	63	4	5	4	8

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM		Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - ooo tons	152	119	86	271	168	131	95	299
Treated	- 000 tonnes / - 000 tons	80	125	130	205	88	138	143	226
Yield	- g/t / - oz/t	4.51	4.95	6.23	4.78	0.131	0.144	0.182	0.139
Gold produced	- kg / - oz (000)	362	619	808	981	12	20	26	32
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	2,949	2,840	1,511	5,789	3,857	3,715	1,976	7,572
Treated	- 000 tonnes / - 000 tons	845	752	787	1,597	931	829	868	1,761
Stripping ratio	- t (mined total-mined ore) / t mined ore	14.55	10.95	1.36	12.55	14.55	10.95	1.36	12.56
Yield	- g/t / - oz/t	3.75	4.10	4.86	3.92	0.109	0.120	0.142	0.114
Gold produced	- kg / - oz (000)	3,167	3,088	3,823	6,255	102	99	123	201
TOTAL									
Yield [1]	- g/t / - oz/t	3.75	4.10	4.86	3.92	0.109	0.120	0.142	0.114
Gold produced	- kg / - oz (000)	3,529	3,707	4,631	7,236	114	119	149	233
Gold sold	- kg / - oz (000)	3,698	3,583	4,227	7,281	119	115	136	234
Total cash costs	- R/kg / - $/oz - produced	137,877	111,183	67,115	124,201	553	455	295	503
Total production costs	- R/kg / - $/oz - produced	164,025	135,374	86,776	149,346	658	556	382	606
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	3,489	3,824	4,654	3,658	112.17	122.95	149.63	117.61
Actual	- g / - oz	2,983	2,878	4,356	2,928	95.90	92.54	140.06	94.15
FINANCIAL RESULTS (MILLION)									
Gold income		92	727	483	819	14	96	68	110
Cost of sales		603	485	374	1,088	78	64	53	142
Cash operating costs		469	391	295	860	60	51	42	112
Other cash costs		18	21	16	39	2	3	2	5
Total cash costs		487	412	311	899	63	54	44	117
Rehabilitation and other non-cash costs		3	-	2	3	-	-	-	-
Production costs		489	412	313	901	63	54	44	117
Amortisation of tangible assets		89	90	89	179	12	12	13	24
Inventory change		24	(17)	(28)	7	3	(2)	(4)	1
		(511)	242	109	(269)	(64)	33	15	(31)
Realised non-hedge derivatives and other commodity contracts		(148)	(74)	103	(222)	(19)	(10)	14	(28)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts		(659)	168	212	(491)	(83)	23	30	(60)
Add back accelerated settlement of non-hedge derivatives		736	-	-	736	93	-	-	93
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives		78	168	212	246	10	23	30	33
Capital expenditure		49	31	45	79	6	4	6	10

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	296	304	294	599	326	335	324	661
Treated	- 000 tonnes	/ - 000 tons	296	308	296	604	326	340	327	665
Yield	- g/t	/ - oz/t	7.72	6.77	6.80	7.24	0.225	0.198	0.198	0.211
Gold produced	- kg	/ - oz (000)	2,282	2,086	2,014	4,368	73	67	65	140
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,223	684	1,387	1,907	1,349	754	1,529	2,102
Placed [1]	- 000 tonnes	/ - 000 tons	65	43	56	108	72	48	61	120
Stripping ratio	- t (mined total-mined ore) / t mined ore		18.08	14.41	23.63	16.58	18.08	14.41	23.63	16.58
Yield [2]	- g/t	/ - oz/t	4.62	5.26	5.15	4.87	0.135	0.153	0.150	0.142
Gold placed [3]	- kg	/ - oz (000)	301	227	287	529	10	7	9	17
Gold produced	- kg	/ - oz (000)	248	165	250	413	8	5	8	13
TOTAL										
Yield [4]	- g/t	/ - oz/t	7.72	6.77	6.80	7.24	0.225	0.198	0.198	0.211
Gold produced	- kg	/ - oz (000)	2,530	2,251	2,264	4,781	82	72	73	154
Gold sold	- kg	/ - oz (000)	2,519	2,432	2,146	4,951	81	78	69	159
Total cash costs	- R/kg	/ - $/oz - produced	80,564	76,600	56,661	78,698	323	316	249	320
Total production costs	- R/kg	/ - $/oz - produced	109,484	113,174	78,469	111,221	439	467	345	452
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	560	540	562	550	18.00	17.37	18.06	17.69
Actual	- g	/ - oz	571	504	541	537	18.35	16.21	17.38	17.28
FINANCIAL RESULTS (MILLION)										
Gold income			76	483	264	559	11	65	37	75
Cost of sales			277	249	162	525	36	33	23	69
Cash operating costs			198	167	125	365	26	22	18	48
Other cash costs			6	6	3	11	1	1	-	1
Total cash costs			204	172	128	376	26	23	18	49
Rehabilitation and other non-cash costs			(6)	7	-	1	(1)	1	-	-
Production costs			198	179	129	378	26	24	18	49
Amortisation of tangible assets			79	75	49	154	10	10	7	20
Inventory change			-	(6)	(16)	(6)	-	-	(2)	(1)
			(201)	234	102	33	(25)	31	14	6
Realised non-hedge derivatives and other commodity contracts			(263)	(50)	36	(313)	(33)	(6)	5	(40)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(464)	184	138	(279)	(58)	25	19	(33)
Add back accelerated settlement of non-hedge derivatives			647	-	-	647	82	-	-	82
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			183	184	138	368	24	25	19	48
Capital expenditure			166	123	217	289	21	16	31	38

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	81	83	87	164	90	91	96	181
Treated	- 000 tonnes	/ - 000 tons	76	78	103	154	84	86	114	170
Yield	- g/t	/ - oz/t	7.47	7.19	7.19	7.33	0.218	0.210	0.210	0.214
Gold produced	- kg	/ - oz (000)	568	561	742	1,129	18	18	24	36
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	189	129	-	318	208	143	-	351
Treated	- 000 tonnes	/ - 000 tons	27	21	-	48	30	23	-	53
Stripping ratio	- t (mined total-mined ore) / t mined ore		6.70	4.19	-	5.43	6.70	4.19	-	5.43
Yield	- g/t	/ - oz/t	4.59	3.85	-	4.27	0.134	0.112	-	0.125
Gold in ore	- kg	/ - oz (000)	136	86	-	223	4	3	-	7
Gold produced	- kg	/ - oz (000)	125	80	-	205	4	3	-	7
TOTAL										
Yield [1]	- g/t	/ - oz/t	7.47	7.19	7.19	7.33	0.218	0.210	0.210	0.214
Gold produced	- kg	/ - oz (000)	693	641	742	1,334	22	21	24	43
Gold sold	- kg	/ - oz (000)	670	621	752	1,291	22	20	24	42
Total cash costs	- R/kg	/ - $/oz - produced	76,679	70,185	59,638	73,559	307	290	263	299
Total production costs	- R/kg	/ - $/oz - produced	99,533	94,042	78,631	96,895	399	388	346	394
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	717	680	891	699	23.06	21.85	28.64	22.46
Actual	- g	/ - oz	738	700	898	719	23.74	22.49	28.87	23.12
FINANCIAL RESULTS (MILLION)										
Gold income			45	136	93	181	6	18	13	24
Cost of sales			65	59	58	124	8	8	8	16
Cash operating costs			50	42	41	91	6	6	6	12
Other cash costs			3	3	3	7	-	-	-	1
Total cash costs			53	45	44	98	7	6	6	13
Rehabilitation and other non-cash costs			(1)	1	-	-	-	-	-	-
Production costs			53	46	44	98	7	6	6	13
Amortisation of tangible assets			16	15	14	31	2	2	2	4
Inventory change			(4)	(1)	-	(5)	(1)	-	-	(1)
			(20)	77	35	57	(2)	10	5	8
Realised non-hedge derivatives and other commodity contracts			(65)	(22)	11	(87)	(8)	(3)	2	(11)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(85)	55	45	(30)	(11)	7	6	(3)
Add back accelerated settlement of non-hedge derivatives			134	-	-	134	17	-	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			49	55	45	104	6	7	6	14
Capital expenditure			31	27	24	58	4	4	3	8

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM [1]			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	3,607	4,502	5,232	8,109	3,976	4,963	5,768	8,939
Treated	- 000 tonnes	/ - 000 tons	882	815	758	1,697	973	898	836	1,871
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.77	4.13	7.95	3.42	2.77	4.13	7.95	3.42
Yield	- g/t	/ - oz/t	1.61	1.81	1.78	1.71	0.047	0.053	0.052	0.050
Gold in ore	- kg	/ - oz (000)	1,640	1,616	1,548	3,256	53	52	50	105
Gold produced	- kg	/ - oz (000)	1,423	1,471	1,347	2,894	46	47	43	93
Gold sold	- kg	/ - oz (000)	1,471	1,459	1,308	2,930	47	47	42	94
Total cash costs	- R/kg	/ - $/oz - produced	123,016	109,611	66,628	116,202	493	452	293	472
Total produced costs	- R/kg	/ - $/oz - produced	143,725	136,025	84,760	139,811	576	560	372	568
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	704	562	637	633	22.62	18.08	20.49	20.35
Actual	- g	/ - oz	550	568	614	559	17.68	18.27	19.73	17.98
FINANCIAL RESULTS (MILLION)										
Gold income			384	289	170	673	49	38	24	87
Cost of sales			212	187	115	399	27	25	16	52
Cash operating costs			164	150	82	314	21	20	12	41
Other cash costs			11	11	7	22	1	2	1	3
Total cash costs			175	161	90	336	23	21	13	44
Rehabilitation and other non-cash costs			(2)	7	-	5	-	1	-	1
Production costs			173	168	90	341	22	22	13	45
Amortisation of tangible assets			32	32	24	64	4	4	3	8
Inventory change			7	(13)	-	(6)	1	(2)	-	(1)
			172	102	55	274	22	13	8	35
Realised non-hedge derivatives and other commodity contracts			(434)	(23)	9	(458)	(55)	(3)	1	(58)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(262)	78	65	(183)	(33)	10	9	(22)
Add back accelerated settlement of non-hedge derivatives			312	-	-	312	39	-	-	39
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			51	78	65	129	7	10	9	17
Capital expenditure			104	58	28	161	13	8	4	21

[1] Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti. Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	477	435	456	912	526	479	503	1,005
Treated	- 000 tonnes	/ - 000 tons	479	506	543	985	528	558	598	1,086
Yield	- g/t	/ - oz/t	4.15	4.19	4.16	4.17	0.121	0.122	0.121	0.122
Gold produced	- kg	/ - oz (000)	1,989	2,123	2,259	4,112	64	68	73	132
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	843	861	1,083	1,704	930	949	1,194	1,879
Yield	- g/t	/ - oz/t	0.57	0.69	0.55	0.63	0.016	0.020	0.016	0.018
Gold produced	- kg	/ - oz (000)	477	595	592	1,072	15	19	19	34
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.15	4.19	4.16	4.17	0.121	0.122	0.121	0.122
Gold produced	- kg	/ - oz (000)	2,465	2,718	2,851	5,183	79	87	92	167
Gold sold	- kg	/ - oz (000)	2,452	2,669	2,781	5,121	79	86	89	165
Total cash costs	- R/kg	/ - $/oz - produced	152,565	127,301	102,805	138,855	612	517	452	562
Total production costs	- R/kg	/ - $/oz - produced	203,889	185,552	136,780	193,812	817	755	601	785
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	218	196	334	207	7.02	6.29	10.75	6.66
Actual	- g	/ - oz	175	191	181	183	5.64	6.14	5.82	5.89
FINANCIAL RESULTS (MILLION)										
Gold income			857	546	362	1,404	109	72	51	181
Cost of sales			502	484	372	986	65	64	53	129
Cash operating costs			357	322	278	679	46	42	39	88
Other cash costs			19	22	16	40	2	3	2	5
Total cash costs			376	344	293	720	48	45	41	94
Retrenchment costs			-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			(1)	27	4	27	-	4	1	3
Production costs			376	371	297	746	48	49	42	97
Amortisation of tangible assets			127	131	93	258	16	17	13	34
Inventory change			-	(18)	(18)	(19)	-	(2)	(2)	(2)
			355	63	(10)	418	45	8	(1)	53
Realised non-hedge derivatives and other commodity contracts			(927)	(50)	20	(978)	(117)	(6)	3	(123)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(572)	13	10	(560)	(72)	2	1	(71)
Add back accelerated settlement of non-hedge derivatives			513	-	-	513	65	-	-	65
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(59)	13	10	(47)	(8)	2	1	(6)
Capital expenditure			155	138	198	293	20	18	28	38

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Guinea

SIGUIRI - Attributable 85%			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	6,063	7,397	4,973	13,461	6,684	8,154	5,481	14,838
Treated	- 000 tonnes	/ - 000 tons	1,994	2,205	1,981	4,200	2,198	2,431	2,184	4,629
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.45	1.21	0.66	1.31	1.45	1.21	0.66	1.31
Yield	- g/t	/ - oz/t	1.35	1.32	1.01	1.33	0.039	0.038	0.029	0.039
Gold produced	- kg	/ - oz (000)	2,682	2,901	1,992	5,583	86	93	64	179
Gold sold	- kg	/ - oz (000)	2,482	2,885	1,944	5,367	80	93	63	173
Total cash costs	- R/kg	/ - $/oz - produced	108,248	105,581	113,624	106,862	434	436	500	435
Total production costs	- R/kg	/ - $/oz - produced	124,373	128,764	137,738	126,655	499	529	607	515
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	507	590	299	548	16.29	18.97	9.61	17.63
Actual	- g	/ - oz	659	687	474	673	21.19	22.08	15.23	21.65
FINANCIAL RESULTS (MILLION)										
Gold income			670	558	252	1,228	86	74	36	160
Cost of sales			306	369	265	675	40	49	38	88
Cash operating costs			247	228	189	474	32	30	27	62
Other cash costs			44	79	37	122	6	10	5	16
Total cash costs			290	306	226	597	37	41	32	78
Rehabilitation and other non-cash costs			1	24	-	25	-	3	-	3
Production costs			291	330	227	621	37	44	32	81
Amortisation of tangible assets			43	43	48	86	6	6	7	11
Inventory change			(28)	(4)	(10)	(32)	(3)	-	(1)	(4)
			364	189	(13)	553	46	25	(2)	72
Realised non-hedge derivatives and other commodity contracts			(612)	(33)	13	(645)	(77)	(4)	2	(81)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(248)	156	1	(91)	(31)	21	-	(10)
Add back accelerated settlement of non-hedge derivatives			379	-	-	379	48	-	-	48
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			132	156	1	288	17	21	-	38
Capital expenditure			41	37	32	79	5	5	5	10

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	724	840	827	1,564	947	1,099	1,082	2,046
Mined	- 000 tonnes	/ - 000 tons	2,012	2,280	2,152	4,292	2,217	2,514	2,372	4,731
Treated	- 000 tonnes	/ - 000 tons	435	403	421	838	480	444	464	924
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.15	2.72	5.80	2.91	3.15	2.72	5.80	2.91
Yield	- g/t	/ - oz/t	3.25	3.12	2.57	3.19	0.095	0.091	0.075	0.093
Gold produced	- kg	/ - oz (000)	1,415	1,257	1,080	2,672	46	40	35	86
Gold sold	- kg	/ - oz (000)	1,542	1,283	1,057	2,825	50	41	34	91
Total cash costs	- R/kg	/ - $/oz - produced	106,319	99,282	93,093	103,009	426	409	410	418
Total production costs	- R/kg	/ - $/oz - produced	125,377	117,814	110,034	121,820	503	486	484	495
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,188	967	975	1,077	38.18	31.10	31.34	34.64
Actual	- g	/ - oz	899	823	714	862	28.91	26.46	22.97	27.70
FINANCIAL RESULTS (MILLION)										
Gold income			(52)	231	144	179	(6)	31	20	25
Cost of sales			191	149	114	339	25	20	16	44
Cash operating costs			128	105	89	233	17	14	13	30
Other cash costs			22	20	12	42	3	3	2	5
Total cash costs			150	125	101	275	19	17	14	36
Rehabilitation and other non-cash costs			-	-	1	1	-	-	-	-
Production costs			151	125	101	276	19	17	14	36
Amortisation of tangible assets			27	23	18	50	3	3	3	6
Inventory change			13	1	(5)	14	2	-	(1)	2
			(243)	83	30	(161)	(30)	11	4	(19)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(243)	83	30	(161)	(30)	11	4	(19)
Add back accelerated settlement of non-hedge derivatives			335	-	-	335	42	-	-	42
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			91	83	30	174	12	11	4	23
Capital expenditure			2	1	1	3	-	-	-	-

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,180	1,367	1,495	2,547	1,544	1,788	1,955	3,332
Mined	- 000 tonnes	/ - 000 tons	2,250	2,629	2,845	4,879	2,480	2,898	3,136	5,378
Treated	- 000 tonnes	/ - 000 tons	397	359	398	757	438	396	439	834
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.69	2.52	2.94	2.59	2.69	2.52	2.94	2.59
Yield	- g/t	/ - oz/t	3.55	3.16	2.63	3.37	0.104	0.092	0.077	0.098
Gold produced	- kg	/ - oz (000)	1,411	1,135	1,048	2,546	45	36	34	82
Gold sold	- kg	/ - oz (000)	1,412	1,337	1,086	2,749	45	43	35	88
Total cash costs	- R/kg	/ - $/oz - produced	101,844	98,058	91,710	100,157	408	405	404	407
Total production costs	- R/kg	/ - $/oz - produced	137,998	129,199	99,421	134,077	553	534	438	544
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	688	651	1,164	669	22.10	20.93	37.42	21.52
Actual	- g	/ - oz	988	756	745	869	31.75	24.30	23.96	27.93
FINANCIAL RESULTS (MILLION)										
Gold income			(150)	250	148	100	(18)	33	21	15
Cost of sales			195	165	107	360	25	22	15	47
Cash operating costs			122	93	85	215	16	12	12	28
Other cash costs			22	18	12	40	3	2	2	5
Total cash costs			144	111	96	255	19	15	14	33
Rehabilitation and other non-cash costs			(1)	1	-	-	-	-	-	-
Production costs			143	113	96	255	18	15	14	33
Amortisation of tangible assets			52	34	8	86	7	5	1	11
Inventory change			-	19	3	19	-	3	-	3
			(345)	85	41	(260)	(43)	11	6	(32)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(345)	85	41	(260)	(43)	11	6	(32)
Add back accelerated settlement of non-hedge derivatives			402	-	-	402	51	-	-	51
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			57	85	41	141	7	11	6	18
Capital expenditure			3	6	6	9	-	1	1	1

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40%			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,148	1,023	1,703	2,171	1,265	1,128	1,877	2,393
Placed [1]	- 000 tonnes	/ - 000 tons	276	294	337	570	305	324	371	629
Stripping ratio	- t (mined total-mined ore) / t mined ore		9.69	14.47	7.45	11.51	9.69	14.47	7.45	11.51
Yield [2]	- g/t	/ - oz/t	3.48	2.17	5.14	2.80	0.102	0.063	0.150	0.082
Gold placed [3]	- kg	/ - oz (000)	962	637	1,732	1,599	31	20	56	51
Gold produced	- kg	/ - oz (000)	465	532	1,036	997	15	17	33	32
Gold sold	- kg	/ - oz (000)	458	588	996	1,046	15	19	32	34
Total cash costs	- R/kg	/ - $/oz - produced	142,633	125,581	52,961	133,529	573	522	232	546
Total production costs	- R/kg	/ - $/oz - produced	149,633	135,250	60,858	141,954	601	563	267	581
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	899	577	1,166	738	28.91	18.56	37.49	23.74
Actual	- g	/ - oz	540	620	1,335	580	17.37	19.94	42.92	18.65
FINANCIAL RESULTS (MILLION)										
Gold income			(39)	107	137	68	(5)	14	19	10
Cost of sales			69	79	61	147	9	11	9	19
Cash operating costs			59	59	44	118	8	8	6	15
Other cash costs			7	8	11	15	1	1	1	2
Total cash costs			66	67	55	133	9	9	8	17
Rehabilitation and other non-cash costs			-	1	1	-	-	-	-	-
Production costs			66	67	56	134	9	9	8	18
Amortisation of tangible assets			3	4	7	8	-	1	1	1
Inventory change			(1)	7	(2)	6	-	1	-	1
			(107)	28	76	(80)	(14)	4	11	(10)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(107)	28	76	(80)	(14)	4	11	(10)
Add back accelerated settlement of non-hedge derivatives			134	-	-	134	17	-	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			26	28	76	54	3	4	11	7
Capital expenditure			5	5	5	9	1	1	1	1

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB		Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	756	615	685	1,371	989	804	896	1,793
Mined	- 000 tonnes / - 000 tons	1,954	1,641	1,729	3,595	2,154	1,809	1,906	3,963
Treated	- 000 tonnes / - 000 tons	345	358	401	703	381	395	442	775
Stripping ratio	- t (mined total-mined ore) / t mined ore	6.46	9.65	4.16	7.64	6.46	9.65	4.16	7.64
Yield	- g/t / - oz/t	1.46	1.31	1.55	1.38	0.042	0.038	0.045	0.040
Gold produced	- kg / - oz (000)	503	469	621	972	16	15	20	31
Gold sold	- kg / - oz (000)	506	461	641	967	16	15	21	31
Total cash costs	- R/kg / - $/oz - produced	149,421	118,198	79,443	134,355	599	490	349	546
Total production costs	- R/kg / - $/oz - produced	161,796	142,749	95,850	152,605	649	591	421	621
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	477	436	499	457	15.34	14.03	16.05	14.69
Actual	- g / - oz	365	361	621	363	11.75	11.59	19.96	11.67
FINANCIAL RESULTS (MILLION)									
Gold income		17	84	88	101	2	11	12	14
Cost of sales		83	62	62	145	11	8	9	19
Cash operating costs		71	52	46	123	9	7	6	16
Other cash costs		4	4	3	8	1	-	-	1
Total cash costs		75	55	49	131	10	7	7	17
Rehabilitation and other non-cash costs		-	-	-	-	-	-	-	-
Production costs		75	55	49	131	10	7	7	17
Amortisation of tangible assets		6	12	10	18	1	2	1	2
Inventory change		1	(5)	2	(3)	-	(1)	-	-
		(66)	22	26	(44)	(8)	3	4	(5)
Realised non-hedge derivatives and other commodity contracts		-	-	-	-	-	-	-	-
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts		(66)	22	26	(44)	(8)	3	4	(5)
Add back accelerated settlement of non-hedge derivatives		67	-	-	67	8	-	-	8
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives		1	22	26	23	-	3	4	3
Capital expenditure		32	14	6	47	4	2	1	6

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	4,793	5,443	6,332	10,236	6,269	7,120	8,283	13,389
Mined	- 000 tonnes	/ - 000 tons	12,631	14,316	16,432	26,947	13,923	15,780	18,113	29,704
Treated	- 000 tonnes	/ - 000 tons	1,031	1,193	1,155	2,224	1,136	1,315	1,273	2,451
Stripping ratio	- t (mined total-mined ore) / t mined ore		7.47	10.72	11.33	8.94	7.47	10.72	11.33	8.94
Yield	- g/t	/ - oz/t	2.24	1.66	2.21	1.93	0.065	0.048	0.065	0.056
Gold produced	- kg	/ - oz (000)	2,309	1,984	2,553	4,293	74	64	82	138
Gold sold	- kg	/ - oz (000)	2,133	1,860	2,340	3,993	69	60	75	128
Total cash costs	- R/kg	/ - $/oz - produced	157,611	174,653	76,486	165,485	630	717	337	670
Total production costs	- R/kg	/ - $/oz - produced	207,991	232,677	110,139	219,397	832	954	485	889
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	449	356	853	402	14.44	11.46	27.41	12.93
Actual	- g	/ - oz	386	317	433	351	12.42	10.20	13.92	11.29
FINANCIAL RESULTS (MILLION)										
Gold income			1,426	445	167	1,872	181	59	24	240
Cost of sales			416	441	242	857	54	58	34	112
Cash operating costs			342	328	180	670	44	43	26	87
Other cash costs			14	13	11	27	2	2	2	4
Total cash costs			356	340	191	697	46	45	27	91
Rehabilitation and other non-cash costs			-	11	-	11	-	1	-	1
Production costs			356	352	191	708	46	46	27	92
Amortisation of tangible assets			116	104	86	220	15	14	12	29
Inventory change			(57)	(15)	(34)	(71)	(7)	(2)	(5)	(9)
			1,010	4	(75)	1,015	128	1	(11)	128
Realised non-hedge derivatives and other commodity contracts			(1,537)	(102)	156	(1,639)	(194)	(14)	22	(207)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(526)	(98)	81	(624)	(66)	(13)	11	(79)
Add back accelerated settlement of non-hedge derivatives			491	-	-	491	62	-	-	62
Adjusted (loss) gross profit normalised for accelerated settlement of non-hedge derivatives			(36)	(98)	81	(133)	(4)	(13)	11	(17)
Capital expenditure			200	25	34	225	26	3	5	29

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008	Quarter ended June 2008	Quarter ended March 2008	Quarter ended June 2007	Six months ended June 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	11,957	11,532	12,139	23,489	13,181	12,711	13,381	25,892
Placed [1]	- 000 tonnes	/ - 000 tons	5,826	5,071	5,280	10,897	6,422	5,590	5,821	12,012
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.10	1.16	1.47	1.13	1.10	1.16	1.47	1.13
Yield [2]	- g/t	/ - oz/t	0.46	0.54	0.50	0.50	0.013	0.016	0.015	0.014
Gold placed [3]	- kg	/ - oz (000)	2,665	2,749	2,638	5,414	86	88	85	174
Gold produced	- kg	/ - oz (000)	1,849	1,791	2,142	3,639	59	58	69	117
Gold sold	- kg	/ - oz (000)	1,842	1,825	2,015	3,667	59	59	65	118
Total cash costs [4]	- R/kg	/ - $/oz - produced	75,058	68,916	56,679	72,036	301	284	249	293
Total production costs	- R/kg	/ - $/oz - produced	100,506	94,354	78,462	97,479	403	389	345	396
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,196	1,747	2,467	1,971	70.60	56.16	79.32	63.38
Actual	- g	/ - oz	1,746	1,750	2,511	1,748	56.12	56.28	80.72	56.20
FINANCIAL RESULTS (MILLION)										
Gold income			782	369	187	1,151	100	48	26	148
Cost of sales			186	169	168	355	24	22	24	46
Cash operating costs			248	212	178	460	32	28	25	60
Other cash costs			11	10	5	21	1	1	1	3
Total cash costs			259	222	183	480	33	29	26	63
Rehabilitation and other non-cash costs			9	11	3	20	1	1	-	3
Production costs			268	232	186	500	35	31	26	65
Amortisation of tangible assets			57	54	53	111	7	7	8	15
Inventory change			(139)	(117)	(71)	(257)	(18)	(16)	(10)	(33)
			596	200	19	796	76	26	3	102
Realised non-hedge derivatives and other commodity contracts			(896)	(33)	92	(929)	(113)	(4)	13	(117)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(300)	167	111	(133)	(37)	22	16	(15)
Add back accelerated settlement of non-hedge derivatives			446	-	-	446	56	-	-	56
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			146	167	111	313	19	22	16	41
Capital expenditure			50	90	26	140	6	12	4	18

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices
Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman †
J H Mensah †
W A Nairn
Prof W L Nkuhlu
S M Pityana

* British   # American   † Ghanaian
~ Australian

Officers
Company Secretary: Ms L Eatwell

Contacts
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT^{SM}
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 31, 2008

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary